UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

6 November 2009

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 6,

Telecom House

8 Hereford Street

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

This report on Form 6-K contains the following:

1.	Telecom Q1 results - media release

2.	Telecom Q1 results - condensed accounts

3.	Telecom Q1 results - management commentary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 6 November 2009	By:	/S/ CRAIG MULHOLLAND
	Name:	Craig Mulholland
	Title:	Group Company Secretary

Media Release

6 November 2009

STRONG PERFORMANCE FROM XT AS TELECOM REMAINS ON TRACK

Telecom New Zealand has today announced earnings before interest, taxation depreciation and amortisation (EBITDA) of NZ$447 million for the quarter to 30 September 2009, in line with guidance and a 4.1% decline on the equivalent quarter last year.

Group net earnings increased 9% to $163m when compared to the equivalent quarter in the prior financial year. This was due in part to a $43m one-off effect from changes in tax law. A Southern Cross dividend of $35m was received in the quarter, compared to $39m in Q1 FY09.

Revenue for the quarter fell 6.5% on the equivalent quarter in the previous financial year, to $1,356m, while operating expenses fell faster, to $909m, a 7.7% decrease on the equivalent quarter.

“EBITDA has remained on track for our full year guidance, driven by a combination of revenue growth in mobile thanks to a strong start for the XT mobile network, and the ongoing progress of our cost out programme,” said Paul Reynolds, CEO, Telecom New Zealand.

“The impact of the economic downturn so far remains modest and once again all Undertakings milestones have been met on-time as New Zealand’s largest IT transformation continues at a fast pace.

“We have been successful in a market that has seen a significant rise in competition and customer choice. Telecom saw a net increase of 64,000 mobile customers during Q1, with 242,000 customers on XT at the end of its first full quarter of operation. We are delighted that the great customer experience offered by XT encourages customers to use their mobile services more, with an increase of 16% in average revenue per user on like for like customers.

“The rest of the year will see the deployment of mobile HSPA+ technology, which offers maximum mobile data speeds of up to 21mb/s. This confirms Telecom’s clear leadership in New Zealand and XT’s position as one of the fastest mobile networks in the world,” Dr Reynolds said.

Fixed broadband market growth has remained stable, at around 11%, with total connections on Telecom’s network reaching 899,000 during the quarter. Telecom Retail attracted 50% of the new customers, and its share of the market has remained at 57%.

“Regarding the Government’s fibre plans, we have an open dialogue and relationship, and Telecom remains engaged at multiple levels of Government,” said Dr Reynolds. “The current structure makes it difficult for Telecom to participate effectively while balancing shareholders’ interests. Discussions have emphasised our support for the Government’s vision and our belief that given the right structure we can partner with Government to deliver ultra fast broadband faster and more cost effectively, to more New Zealanders than anyone else, avoiding network duplication. We remain very flexible and open minded,” he said.

Quarter ended 30 Sept	2009 $M	2008 $M	Change %
Revenue	1,356	1,451	-6.5
Operating expenses	(909)	(985)	-7.7
EBITDA	447	466	-4.1
Depreciation & amortisation	(253)	(216)	17.1
EBIT	194	250	-22.4
Net finance expense	(36)	(48)	-25
Income tax expense	5	(53)	NM
Net Earnings	163	149	9.4
Net earnings attributable to shareholders	162	148	9.5
EPS	9	8	12.5
DPS	6	6	—

ECONOMY

Telecom has assessed the impact of the slowing economy at up to $10m during the quarter, consistent with all four quarters of the previous financial year.

“The impact of the economic downturn on Telecom in the first quarter was modest. While the impact has remained consistent with the previous four quarters, the potential exists for the impact to increase,” said Russ Houlden, CFO, Telecom.

INTERNAL TRADING AND FULL COST APPORTIONMENT

This quarter, Telecom has introduced changes to its reporting at the business unit level, including further internal trading, full cost apportionment as well as re-presenting certain comparative information. Two years of comparative reporting on a revised basis have been disclosed in the appendix of the management commentary.

“The driving force behind these changes is to improve the ‘line of sight’ on business unit financial performance, both for management and for shareholders,” said Mr Houlden.

“Internally we match costs with revenues, making business unit profitability clearer and improving accountability. Externally it provides greater transparency to our shareholders.”

TELECOM RETAIL

Telecom Retail reported EBITDA of $91m for the quarter, a 15% decline on the equivalent quarter last year.

“Home broadband churn is now at its lowest level for three years, supported by the continued success of Total Home and the launch of our Big Time unlimited download plan, and an increase in our Epitiro broadband performance ranking to second place,” said Alan Gourdie, CEO, Telecom Retail.

“We launched the Total Office bundle for our business customers in the quarter, and we have seen business access line churn reduce. XT mobile development was also on track with the launch of Mobile TV, the in-store ‘Ask Me’ service and the continued roll-out of new retail outlets.”

GEN-i

Gen-i reported EBITDA of $40m for the quarter, a 30% decline on the equivalent quarter last year, due to a 6% decline in revenue, reflecting pricing pressure and economic impacts, while costs reduced by 2%.

“Gen-i delivered a 1% market share gain, re-establishing its position as the clear market leader. In a market witnessing strong competition in services and price, we are delighted to have closed $286m in client contracts during the quarter,” said Chris Quin, CEO, Gen-i. “We have seen significant XT mobile wins, with the benefits expected to flow in the second half of the financial year as customers transition to XT.”

CHORUS

Chorus reported EBITDA of $188m for the quarter, 1% up from the equivalent quarter last year.

“The transition to the three service company model is now virtually complete,” said Mark Ratcliffe, CEO, Chorus. “At the close of the quarter we had installed 1,095 cabinets and sub-loop services have been launched.”

WHOLESALE AND INTERNATIONAL

Wholesale and International reported EBITDA of $61m, a 3% increase on the equivalent quarter last year.

“There has been good business development in Wholesale and International securing new profitable growth, while International has consolidated its customer base to improve profitability,” said Matt Crockett, CEO, Telecom Wholesale.

AAPT

AAPT reported EBITDA of $38m, a 65% increase on the equivalent quarter last year.

“The $15m increase in EBITDA has been driven by a continued focus on cost reduction as well as ‘on-net’ products, in line with our strategy,” said Paul Broad, CEO, AAPT. “Improved commercial terms have also been agreed with Telstra.”

GUIDANCE

Telecom is maintaining its guidance for Adjusted EBITDA in FY10 to be -1% to +2% compared with FY09, subject to potential economic risks. Guidance for adjusted group net earnings has increased from $400m to $440m for the year (previously $370m to $410m).

For FY10 the level of imputation credits is expected to be nil.

FY11 to FY13 EBITDA guidance has been maintained, however CEO Paul Reynolds noted this is subject to potential regulatory risks arising from proposals on Ultra Fast Broadband, Rural Broadband and Telecommunications Service Obligations.

DIVIDEND

A Q1 dividend of 6c per share has been declared, with no imputation credits.

ENDS

Contacts at Telecom NZ media relations:

Ian Bonnar, +64 (0)27 215 7564

or

Mark Watts, +64 (0)272 504 018

Forward-Looking Statements

This release includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed in the quarter one media release and management commentary and in the risk factors and forward-looking statement disclaimer in Telecom’s annual report on Form 20-F for the year ended 30 June 2009 filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Telecom results are reported under International Financial Reporting Standards (IFRS). The non-GAAP financial measures used in this presentation include:

Earnings before interest, tax, depreciation and amortisation (‘EBITDA’). Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ losses and taxation expense to net earnings/(loss) from continuing operations less finance income; and

Average Revenue per User (‘ARPU’). Telecom calculates ARPU as mobile voice and data revenue for the period divided by the average number of customers for the period. This is then divided by the number of months in the period to express the result as a monthly figure.

Telecom believes that these non-GAAP financial measures provide useful information, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Income Statement

For the three months ended 30 September 2009

		Three months ended September		Year ended 30 June 2009 Audited NZ$
(Dollars in millions, except per share amounts)	notes	2009 Unaudited NZ$	2008 Unaudited NZ$
Operating revenues and other gains
Local service		260	266	1,049
Calling	3	264	319	1,239
Interconnection		42	47	177
Mobile		212	207	822
Data		159	160	652
Broadband and internet		144	147	582
IT services		115	113	486
Resale		74	92	333
Other operating revenue	3	86	100	286
Other gains	4	—	—	12

		1,356	1,451	5,638

Operating expenses
Labour		(226)	(240)	(909)
Intercarrier costs		(252)	(322)	(1,239)
Asset impairments	10	—	—	(101)
Other operating expenses	5	(431)	(423)	(1,710)

Earnings before interest, taxation, depreciation and amortisation		447	466	1,679

Depreciation		(187)	(164)	(683)
Amortisation		(66)	(52)	(234)

Earnings before interest and taxation		194	250	762

Finance income		15	20	41
Finance expense		(51)	(68)	(242)
Share of associates’ losses		—	—	(1)

Earnings before income tax		158	202	560

Income tax credit/(expense)	12	5	(53)	(160)

Net earnings for the period		163	149	400

Net earnings attributable to equity holders of the Company		162	148	398
Net earnings attributable to non controlling interest		1	1	2

		163	149	400

Basic net earnings per share (in cents)		9	8	22
Diluted net earnings per share (in cents)		9	8	22

Weighted average number of ordinary shares outstanding (in millions)		1,864	1,826	1,837

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Comprehensive Income

For the three months ended 30 September 2009

	Three months ended September		Year ended 30 June 2009 Audited NZ$
(Dollars in millions, except per share amounts)	2009 Unaudited NZ$	2008 Unaudited NZ$
Net earnings for the period	163	149	400

Other comprehensive income:
Translation of foreign operations	(16)	40	85
Net investment hedges	12	(7)	(98)
Reclassified to income statement on disposal of foreign operation	—	—	2
Revaluation of listed investments	14	—	15
Cash flow hedges	3	(7)	(67)
Income tax relating to components of other comprehensive income	(7)	(8)	36

Other comprehensive income for the period, net of tax	6	18	(27)

Total comprehensive income for the period	169	167	373

Total comprehensive income attributable to equity holders of the Company	168	166	371
Total comprehensive income attributable to non controlling interest	1	1	2

	169	167	373

Basic net earnings per share (in cents)	9	8	22
Diluted net earnings per share (in cents)	9	8	22

Weighted average number of ordinary shares outstanding (in millions)	1,864	1,826	1,837

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity

For the three months ended 30 September 2009

30 September (Dollars in millions)	Share capital NZ$	Retained earnings NZ$	Hedge reserve NZ$	Deferred compensation NZ$	Revaluation reserve NZ$	Foreign currency translation reserve NZ$	Total equity holders of the Company NZ$	Non controlling interest NZ$	Total equity NZ$
Balance at 1 July 2008	1,297	1,447	7	11	—	(33)	2,729	7	2,736
Net earnings for the period	—	148	—	—	—	—	148	1	149
Other comprehensive income, net of tax:
Translation of foreign operations	—	—	—	—	—	28	28	—	28
Hedge of net investment	—	—	—	—	—	(5)	(5)	—	(5)
Cash flow hedges	—	—	(5)	—	—	—	(5)	—	(5)

Total comprehensive income for the period, net of tax	—	148	(5)	—	—	23	166	1	167

Contributions by and distributions to owners:
Dividends	—	(165)	—	—	—	—	(165)	(3)	(168)
Tax credit on supplementary dividends	—	19	—	—	—	—	19	—	19
Issuance of shares under share schemes	2	—	—	—	—	—	2	—	2

Total transactions with owners	2	(146)	—	—	—	—	(144)	(3)	(147)

Balance at 30 September 2008	1,299	1,449	2	11	—	(10)	2,751	5	2,756

Balance at 1 July 2009	1,384	1,369	(41)	11	12	(24)	2,711	5	2,716
Net earnings for the period	—	162	—	—	—	—	162	1	163
Other comprehensive income, net of tax:
Translation of foreign operations	—	—	—	—	—	(14)	(14)	—	(14)
Hedge of net investment	—	—	—	—	—	8	8	—	8
Revaluation of listed investments	—	—	—	—	10	—	10	—	10
Cash flow hedges	—	—	2	—	—	—	2	—	2

Total comprehensive income for the period, net of tax	—	162	2	—	10	(6)	168	1	169

Contributions by and distributions to owners:
Dividends	—	(112)	—	—	—	—	(112)	(1)	(113)
Dividend reinvestment plan	34	—	—	—	—	—	34	—	34
Issuance of shares under share schemes	1	—	—	(2)	—	—	(1)	—	(1)

Total transactions with owners	35	(112)	—	(2)	—	—	(79)	(1)	(80)

Balance at 30 September 2009	1,419	1,419	(39)	9	22	(30)	2,800	5	2,805

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity (continued)

For the year ended 30 June 2009

30 June (Dollars in millions)	Share capital NZ$	Retained earnings NZ$	Hedge reserve NZ$	Deferred compensation NZ$	Revaluation reserve NZ$	Foreign currency translation reserve NZ$	Total equity holders of the Company NZ$	Non controlling interest NZ$	Total equity NZ$
Balance at 1 July 2008	1,297	1,447	7	11	—	(33)	2,729	7	2,736
Net earnings for the period	—	398	—	—	—	—	398	2	400
Other comprehensive income, net of tax:
Translation of foreign operations	—	—	—	—	—	76	76	—	76
Hedge of net investment	—	—	—	—	—	(69)	(69)	—	(69)
Reclassified to income statement on disposal of foreign operation	—	—	—	—	—	2	2	—	2
Revaluation of listed investments	—	—	—	—	12	—	12	—	12
Cash flow hedges	—	—	(48)	—	—	—	(48)	—	(48)

Total comprehensive income for the period, net of tax	—	398	(48)	—	12	9	371	2	373

Contributions by and distributions to owners:
Dividends	—	(495)	—	—	—	—	(495)	(4)	(499)
Tax credit on supplementary dividends	—	19	—	—	—	—	19	—	19
Dividend reinvestment plan	79	—	—	—	—	—	79	—	79
Issuance of shares under share schemes	8	—	—	—	—	—	8	—	8

Total transactions with owners	87	(476)	—	—	—	—	(389)	(4)	(393)

Balance at 30 June 2009	1,384	1,369	(41)	11	12	(24)	2,711	5	2,716

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Financial Position

As at 30 September 2009

	30 September		30 June 2009 Audited NZ$
(Dollars in millions)	2009 Unaudited NZ$	2008 Unaudited NZ$
ASSETS
Current assets:
Cash	248	1,107	261
Short-term derivative assets	—	30	2
Receivables and prepayments	738	909	781
Taxation recoverable	19	—	47
Inventories	86	59	97

Total current assets	1,091	2,105	1,188

Non-current assets:
Long-term investments	550	525	538
Long-term receivables	9	—	—
Long-term derivative assets	34	65	69
Intangibles	944	1,006	953
Property, plant and equipment	4,263	4,052	4,288

Total non-current assets	5,800	5,648	5,848

Total assets	6,891	7,753	7,036

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	925	1,053	1,021
Taxation payable	—	11	—
Short-term derivative liabilities	36	175	43
Short-term provisions	29	20	34
Debt due within one year	345	950	385

Total current liabilities	1,335	2,209	1,483

Non-current liabilities:
Deferred tax liability	158	168	186
Long-term derivative liabilities	426	254	343
Long-term provisions	29	18	27
Long-term debt	2,138	2,348	2,281

Total non-current liabilities	2,751	2,788	2,837

Total liabilities	4,086	4,997	4,320

Equity:
Share capital	1,419	1,299	1,384
Reserves	(38)	3	(42)
Retained earnings	1,419	1,449	1,369

Total equity attributable to equity holders of the Company	2,800	2,751	2,711
Non controlling interest	5	5	5

Total equity	2,805	2,756	2,716

Total liabilities and equity	6,891	7,753	7,036

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Cash Flow Statement

For the three months ended 30 September 2009

		Three months ended 30 September		Year ended 30 June 2009 Audited NZ$
(Dollars in millions)	note	2009 Unaudited NZ$	2008 Unaudited NZ$

Cash flows from operating activities
Cash received from customers		1,377	1,418	5,652
Interest income		2	24	36
Payments to suppliers and employees		(963)	(1,012)	(3,966)
Income tax (paid)/refunded		—	59	(40)
Interest paid on debt		(37)	(36)	(213)
Dividend income		35	39	82

Net cash flow from operating activities	7	414	492	1,551

Cash flows from investing activities
Sale of property, plant and equipment		—	—	17
Sale of long-term investments		—	—	2
Purchase of property, plant and equipment and intangibles		(298)	(360)	(1,277)
Purchase of subsidiary companies		—	—	(6)
Capitalised interest paid		(5)	(4)	(18)

Net cash flow from investing activities		(303)	(364)	(1,282)

Cash flows from financing activities
Proceeds from long-term debt		—	400	400
Repayment of long-term debt and related derivatives		—	(10)	(744)
Settlement of derivatives		5	(15)	(77)
Proceeds from/(repayment of) short-term debt, net		(36)	(27)	(39)
Dividends paid		(79)	(168)	(420)

Net cash flow from financing activities		(110)	180	(880)

Net cash flow		1	308	(611)
Opening cash position		261	779	779
Foreign exchange movement		(14)	20	93

Closing cash position		248	1,107	261

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (“the Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with the New Zealand Equivalent to International Accounting Standard No. 34: “Interim Financial Reporting”, issued by the New Zealand Institute of Chartered Accountants. These financial statements also comply with International Accounting Standard IAS 34, Interim Financial Reporting.

Except for the adoption of the Standards and Interpretations described below, these condensed consolidated financial statements of the Company and Telecom have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in Telecom’s annual report for the year ended 30 June 2009.

Telecom has revised the presentation of certain mobile handset revenues and costs of sales. Certain mobile handset sales made through indirect channels were previously presented on a net basis. These sales are now reported on a gross basis as Telecom considers this to be a more appropriate presentation in applying the Group’s accounting policy. Comparative information has been represented accordingly. This reclassification impacts Telecom’s income statement and segment results (note 2). The impact of this revised presentation is to increase both mobile revenue and other operating expenses by $8 million for the three months ended 30 September 2008 and $39 million for the year ended 30 June 2009. This reclassification does not impact Telecom’s earnings before interest, tax, deprecation and amortisation, net profit before tax, earnings per share, statement of financial position or statement of cash flows. Certain other comparative information has been reclassified to conform with the current period’s presentation.

In order to assist readers in understanding the year on year performance, Telecom has restated its segment results to reflect Telecom’s new internal trading arrangements, price and volume refinements and additional regulated trades per the Undertakings. There is no change to the overall Group reported result.

NZ IAS 1 ‘Presentation of Financial Statements (revised 2007) (‘IAS 1’)

Telecom has adopted IAS 1 with effect from 1 July 2009. The revised Standard has introduced a number of terminology changes (including revised titles for the condensed financial statements) and has resulted in a number of changes in presentation and disclosure. The revised Standard has had no impact on the reported results or financial position of Telecom.

NZ IFRS 3 ‘Business Combinations (revised 2008)’ (‘IFRS 3’) and NZ IAS 27 ‘Consolidated and Separate Financial Statements (amended 2008)’ (‘IAS 27’)

These revised standards have been adopted prospectively from 1 July 2009, but have had no impact on the condensed consolidated financial statements.

The presentation currency of the financial statements is New Zealand dollars which is also the Company’s functional currency. References in these financial statements to ‘$’ or ‘NZ$’ are to New Zealand dollars. All financial information has been rounded to the nearest million, unless otherwise stated.

These condensed financial statements are unaudited.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 2 SEGMENTAL REPORTING

Telecom’s segments comprise of Chorus, Retail, Wholesale & International, Gen-i, AAPT and Technology and Shared Services (‘T&SS’).

Segmental information for the three months ended 30 September 2009

Unaudited (Dollars in millions)	Chorus NZ$	Wholesale & International NZ$	Retail NZ$	Gen-i NZ$	T&SS NZ$	AAPT NZ$	Total NZ$
External revenue	10	194	497	343	3	264	1,311
Internal revenue	246	127	30	14	160	28	605

Total revenue	256	321	527	357	163	292	1,916

Segment result	188	61	91	40	1	38	419

Segmental information for the three months ended 30 September 2008

Unaudited Restated (Dollars in millions)	Chorus NZ$	Wholesale & International NZ$	Retail NZ$	Gen-i NZ$	T&SS NZ$	AAPT NZ$	Total NZ$
External revenue	8	200	511	365	2	316	1,402
Internal revenue	247	136	32	16	154	28	613

Total revenue	255	336	543	381	156	344	2,015

Segment result	186	59	107	57	—	23	432

Segmental information for the year ended 30 June 2009

Unaudited Restated (Dollars in millions)	Chorus NZ$	Wholesale & International NZ$	Retail NZ$	Gen-i NZ$	T&SS NZ$	AAPT NZ$	Total NZ$
External revenue	32	831	2,019	1,447	7	1,183	5,519
Internal revenue	979	545	118	64	601	109	2,416

Total revenue	1,011	1,376	2,137	1,511	608	1,292	7,935

Segment result	748	237	404	222	—	114	1,725

The segment results disclosed are based on those reported to Telecom’s Chief Executive Officer and are how Telecom analyses its business results. Segment result is measured based on net earnings before depreciation, amortisation, impairments, finance income and costs, associates losses and taxation expense. None of these other items are assessed on a segment basis by Telecom’s Chief Executive Officer.

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 2 SEGMENTAL REPORTING (continued)

Reconciliation from segment result to earnings before income tax

		Three months ended 30 September		Year ended 30 June 2009 Audited NZ$
(Dollars in millions)	notes	2009 Unaudited NZ$	2008 Unaudited NZ$

Segment result		419	432	1,725
Corporate income and expenses		28	34	43
Other gains not allocated to segments	4	—	—	12
Depreciation		(187)	(164)	(683)
Amortisation		(66)	(52)	(234)
Finance income		15	20	41
Finance expenses		(51)	(68)	(242)
Asset impairments not allocated for segmental reporting	10	—	—	(101)
Share of associates’ losses		—	—	(1)

Earnings before income tax		158	202	560

NOTE 3 REVENUE

	Three months ended 30 September		Year ended 30 June 2009 Audited NZ$
(Dollars in millions)	2009 Unaudited NZ$	2008 Unaudited NZ$
Calling
National	162	189	702
International	90	117	484
Other	12	13	53

	264	319	1,239

Other operating revenue
Dividends	35	39	82
Equipment	13	13	46
Miscellaneous other	38	48	158

	86	100	286

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 4 OTHER GAINS

	Three months ended 30 September		Year ended 30 June 2009 Audited NZ$
(Dollars in millions)	2009 Unaudited NZ$	2008 Unaudited NZ$
Other gains
Sale of cable	—	—	12

	—	—	12

Gain on sale of cable

In the year ended 30 June 2009, Telecom’s International business unit recognised a $12 million gain relating to the disposal of an undersea cable.

NOTE 5 OTHER OPERATING EXPENSES

	Three months ended 30 September		Year ended 30 June 2009 Audited NZ$
(Dollars in millions)	2009 Unaudited NZ$	2008 Unaudited NZ$
Provisioning	10	11	43
Network support	22	20	78
Maintenance and other direct costs total	52	62	251
Mobile acquisitions, upgrades and dealer commissions	85	74	292
Procurement and IT services	68	69	291
Broadband, internet and other	13	14	47
Computer costs	53	52	202
Advertising, promotions and communications	26	18	98
Accommodation costs	35	37	135
Outsourcing	12	13	45
Travel	7	6	25
Bad debts	4	8	24
Other expenses	44	39	179

	431	423	1,710

NOTE 6 DIVIDENDS AND EQUITY

Shares Issued in Lieu of Dividends

In respect of the three months ended 30 September 2009, 12,804,742 shares with a total value of $34 million were issued in lieu of a cash dividend (three months ended 30 September 2008: nil; year ended 30 June 2009: 33,629,166 shares with a total value of $79 million).

10

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 6 DIVIDENDS AND EQUITY (continued)

Dividends paid

On 20 August 2009, the Board of Directors approved the payment of a fourth quarter dividend for the financial year ended 30 June 2009 of $112 million, representing 6.0 cents per share. No imputation credits were attached to the dividend and no supplementary dividend was declared.

Declaration of dividend

On 5 November 2009, the Board of Directors approved the payment of a first quarter dividend of $113 million, representing 6.0 cents per share. No imputation credits will be attached to the dividend and no supplementary dividend has been declared.

NOTE 7 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Three months ended 30 September		Year ended 30 June 2009 Audited NZ$
(Dollars in millions)	2009 Unaudited NZ$	2008 Unaudited NZ$
Net earnings for the period	163	149	400
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	253	216	917
Bad and doubtful accounts	5	9	29
Increase/(decrease) deferred income tax	(33)	(2)	33
Share of associates’ losses	—	—	1
Asset impairments	—	—	121
Other	11	26	(54)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease/(increase) in accounts receivable and related items	39	(20)	101
Decrease/(increase) in inventories	11	(2)	(41)
Decrease/(increase) in tax recoverable	28	115	87
Decrease in accounts payable and related items	(63)	1	(43)

Net cash flows from operating activities	414	492	1,551

NOTE 8 CONTINGENCIES

New Zealand

Commerce Act and Fair Trading Act Investigations and Enquiries

The Commerce Commission (‘the Commission’) has open Fair Trading Act investigations, which include Telecom’s broadband marketing campaigns.

11

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8 CONTINGENCIES (continued)

Commerce Act Litigation

In March 2004, the Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. The hearing of the Commission’s claim took place in June-August 2008. A reserved judgment was delivered on 14 October 2009 in which the High Court concluded that much of Telecom’s pricing of data services met the requirements of the Commerce Act. However, it held pricing of two tail circuits breached the efficient component pricing rule (‘ECPR’) between March 2001 and late 2004. As a consequence it held that Telecom’s pricing of this configuration of data services was in breach of section 36 of the Commerce Act. There was insufficient evidence to ascertain the scope of the breach. There will be a separate hearing relating to any pecuniary penalty to be paid by Telecom under the Commerce Act. Telecom is currently reviewing whether it should appeal.

In July 2000, the Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008, the High Court dismissed the Commission’s proceeding, holding that Telecom’s introduction of 0867 did not breach section 36 of the Commerce Act. The Commission has appealed the judgment. Telecom has applied to support the judgment on an additional ground. The appeal was heard in March 2009. Telecom was successful as the Court of Appeal judgment released on 4 August 2009 dismissed the Commission’s appeal. The Commission applied for leave to appeal to the Supreme Court on 1 September 2009 and filed its submissions in support on 29 September 2009. Telecom submissions opposing leave were filed on 20 October 2009. The Supreme Court granted leave to appeal in a judgment released on 30 October 2009.

Fair Trading Act Litigation

The Commission has laid charges against Telecom for alleged breaches of the Fair Trading Act in relation to a retail broadband advertising campaign that was run from October 2006. The allegation is that Telecom engaged in conduct that was liable to mislead the public as to the characteristics of services and made false or misleading representations about the performance characteristics of the retail plan at issue. Telecom is liaising with the Commission and the Court to obtain a sentencing hearing.

Other litigation and investigations

Asia Pacific Telecommunications Limited (‘APT’) has also issued proceedings against Telecom in relation to its audio text business. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on the alleged breach of fiduciary duty. APT is undertaking further inspection so that it can quantify the losses it says Telecom caused as a result of Telecom’s alleged breach of fiduciary duty. Telecom is reviewing its position in light of these developments. Telecom believes it has a strong defence for the majority of the claim. The High Court has allocated a tentative date for a six week hearing starting 14 June 2010.

On 27 August 2009 the Independent Oversight Group (‘IOG’) released a decision in which it found that Telecom Wholesale’s Loyalty Offers were in breach of the Undertakings (the obligation not to discriminate). The Commission is now investigating and will determine whether there has been a breach and, if it finds there has been, whether to take any enforcement action. The Commission released its legal analysis for consultation on 16 October 2009 and Telecom made submissions on 30 October 2009. The approach indicates that the loyalty offers would be considered to be a breach of the non-discrimination provisions in the Undertakings. During the investigation process, the Commission requested relevant documents, relating to the Loyalty offers from Telecom, which Telecom has provided.

12

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8 CONTINGENCIES (continued)

Australia

Australian litigation

Telecom was in dispute with Pacific Union Group Pty Limited in respect of the withdrawal of certain product lines from the scope of the dealer agreement between the parties. Pacific Union commenced proceedings in the Supreme Court of New South Wales, claiming breach of contract and/or repudiation of contract. Telecom has settled the dispute on confidential terms but is still negotiating one minor issue in connection with the settlement.

Effect of outstanding claims

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have significant effect on the financial position or profitability of Telecom.

NOTE 9 LONG-TERM DEBT

In the year ended 30 June 2009 Telecom raised NZ$142 million through issuing Telebonds with maturities of 3 years, 5 years and 7 years. In August 2008 Telecom issued a 4 year CHF200 million bond (NZ$258 million) under the US$2 billion Euro Medium Term Note Programme.

During the year ended 30 June 2009, Telecom also repaid GBP200 million and JPY 2 billion on its Euro Medium Term Note Programme and repaid NZ$12 million in Telebonds.

NOTE 10 ASSET IMPAIRMENTS

	Three months ended 30 September		Year ended 30 June 2009 Audited NZ$
(Dollars in millions)	2009 Unaudited NZ$	2008 Unaudited NZ$
Impairment of Australian Operations	—	—	68
Impairment on existing mobile network equipment	—	—	33
Impairment of other network equipment	—	—	—

	—	—	101

Australian Operations

In the year ended 30 June 2009 there was a non-cash impairment charge of $68 million resulting in the write-off of the carrying value of the goodwill held following the acquisition of PowerTel. In previous periods the recoverable amount of the Group’s Australian Operations had been determined to exceed its carrying value based on forecasts at those times. Management’s assessment at that time of forecast earnings and cash flows concluded that the recoverable amount had declined as a result of changes in forecasts and that the carrying value was therefore no longer supported. The decline in forecasts was the result of lower earnings expectations for that financial year and lower growth rates for future years arising from economic and competitive conditions.

The recoverable amount of the Australian Operations was determined based on value in use. The pre-tax discount rate applied in this assessment was 12.4%.

13

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 10 ASSET IMPAIRMENTS (continued)

Mobile network equipment

In the year ended 30 June 2009, a non-cash impairment charge of $33 million was recognised in the T&SS segment to provide for certain mobile network telecommunications equipment following the decision to implement WCDMA 850MHz technology for Telecom’s new XT mobile network.

Other network equipment

Telecom also recognised an impairment charge of $20 million in the year ended 30 June 2009 relating to other network equipment. Telecom received a corresponding $20 million settlement from the supplier of the equipment as compensation for Telecom’s loss, which has been netted against the impairment charge.

NOTE 11 SIGNIFICANT EVENTS AFTER BALANCE DATE

As described in Note 6, Telecom has declared a dividend in respect of the three months ended 30 September 2009. No other material subsequent events have arisen since 30 September 2009.

NOTE 12 TAXATION

The tax credit of $5 million for the three months ended 30 September 2009 compares to a tax expense of $53 million in the three months ended 30 September 2008. Other than the reduction in profit before tax, the current year reduction in the tax expense is primarily due to revisions of New Zealand’s tax legislation resulting in two one-off effects on the taxation charge in the current period.

The first effect is the impact of the abolition of the conduit relief regime, which increased the value of certain tax credits arising from tax paid in New Zealand and overseas in respect of offshore companies by $43 million.

The second effect is the clarification of the revised imputation regime that meant a tax refund for the year ended 30 June 2008 and tax previously prepaid in the year ended 30 June 2009, being held to negate potential imputation penalties, were no longer required. As a result, use of money interest income of $12 million has been accounted for, the tax on which was $4 million.

14

Results for the three months

ended 30 September 2009

6 November 2009

‘Strong performance from XT as Telecom remains on track’

Statutory results	Quarter ended 30 September
	2009	2008	Change
	$m	$m	%
Operating revenue and other gains	1,356	1,451	(6.5)
EBITDA	447	466	(4.1)
Depreciation and amortisation expense	253	216	17.1
Earnings before tax	158	202	(21.8)
Net earnings	163	149	9.4
Diluted EPS (cents)	9	8	12.5

Key messages:

•	Group EBITDA 4.1% down on Q1 FY09, on track to deliver full year guidance;

•	Southern Cross dividends of $35 million, compared to $39 million in Q1 FY09;

•	Strong start from XT mobile network, driving growth in overall mobile revenues, ARPU’s and net connections;

•	Cost-out programme remains on track;

•	Economic impact remains modest at up to $10 million for the quarter;

•	Net earnings of $163 million, bolstered by one-off tax credit of $43 million;

•	Implementation of full cost apportionment and business unit KPIs has increased transparency of business unit financial performance;

•	Transformation programmes remain on track with 315 new fibre-fed cabinets rolled out by Chorus and all Operational Separation Undertakings commitments delivered;

•	Government position on UFB and TSO clarified; and

•	Q1 FY10 dividend declared of 6 cents per share.

Telecom’s Chief Executive, Paul Reynolds said “EBITDA has remained on track for our full year guidance, driven by a combination of revenue growth in mobile thanks to a strong start for the XT mobile network, and the ongoing progress of our cost out programme.

The impact of the economic downturn so far remains modest and once again all Undertakings milestones have been met on-time as New Zealand’s largest IT transformation continues at a fast pace.

We have been successful in a market that has seen a significant rise in competition and customer choice. Telecom saw a net increase of 64,000 mobile customers during Q1, with 242,000 customers on XT at the end of its first full quarter of operation. We are delighted that the great customer experience offered by XT encourages customers to use their mobile services more, with an increase of 16% in average revenue per user on like for like customers.”

The rest of the year will see the deployment of mobile HSPA+ technology, which offers maximum mobile data speeds of up to 21mb/s. This confirms Telecom’s clear leadership in New Zealand and XT’s position as one of the fastest mobile networks in the world.

Fixed broadband market growth has remained stable, at around 11%, with total connections on Telecom’s network reaching 899,000 during the quarter. Telecom Retail attracted 50% of the new customers, and its share of the market has remained at 57%.

Regarding the Government’s fibre plans, we have an open dialogue and relationship, and Telecom remains engaged at multiple levels of Government. The current structure makes it difficult for Telecom to participate effectively while balancing shareholders’ interests. Discussions have emphasised our support for the Government’s vision and our belief that given the right structure we can partner with Government to deliver ultra fast broadband faster and more cost effectively, to more New Zealanders, than anyone else, avoiding network duplication. We remain very flexible and open minded.”

Group income statement

A breakdown of the Group’s income statement for the period ended 30 September 2009, and the prior comparative period, is provided in the table below.

	Quarter ended 30 September
	2009	2008	Change
	$m	$m	%
Operating revenues and other gains
Local service	260	266	(2.3)
Calling	264	319	(17.2)
Interconnection	42	47	(10.6)
Mobile	212	207	2.4
Data	159	160	(0.6)
Broadband and internet	144	147	(2.0)
IT services	115	113	1.8
Resale	74	92	(19.6)
Other operating revenue	86	100	(14.0)

	1,356	1,451	(6.5)
Operating expenses
Labour	226	240	(5.8)
Intercarrier costs	252	322	(21.7)
Other operating expenses	431	423	1.9

	909	985	(7.7)

EBITDA	447	466	(4.1)
Depreciation	187	164	14.0
Amortisation	66	52	26.9

Depreciation and amortisation	253	216	17.1

Earnings before interest and tax	194	250	(22.4)
Net finance expense	(36)	(48)	(25.0)
Share of associates’ losses	—	—	—

Earnings before tax	158	202	(21.8)
Income tax credit/(expense)	5	(53)	NM

Net earnings	163	149	9.4

•

Telecom has delivered growth in mobile revenues following the successful launch of the XT mobile network in Q4 FY09. Mobile revenue grew by 2.4% in Q1 FY10 when compared to the prior comparative period. This was offset by a reduction in most other revenue lines when compared to Q1 FY09.

•

In Q1 FY10, calling and local service revenues declined by 17.2% to $264 million and 2.3% to $260 million respectively due to a rationalisation of the international carrier services customer base and a reduction in the number of access lines, partially offset by foreign exchange rate impacts.

•	Interconnection revenue decreased by 10.6% to $42 million in Q1 FY10 due to a decrease in mobile termination rates and a decline in fixed to mobile traffic volumes.

•	Data revenue decreased by 0.6% to $159 million in Q1 FY10 due to increased price competition.

•	Resale revenues declined by $18 million or 19.6% in Q1 FY10 largely due to managed churn of low margin consumer customers at AAPT.

•	IT services revenue increased by 1.8% to $115 million in Q1 FY10.

•

Labour costs were $14 million lower at $226 million in Q1 FY10 when compared to Q1 FY09 as a result of the reduction in headcount and the impact of foreign exchange rate movements on AAPT’s labour costs.

•

Intercarrier costs decreased by $70 million to $252 million in Q1 FY10 due to lower volumes of calls and more favourable commercial terms agreed with another operator, partially offset by foreign exchange rate impacts.

•

Other operating expenses of $431 million were $8 million higher in Q1 FY10 when compared to Q1 FY09 of $423 million. IT services cost of sales of $68 million were largely unchanged when compared to Q1 FY09, however mobile cost of sales increased by $11 million over the same period due to increased demand for customers moving onto the XT mobile network. This increase was offset to a certain extent by cost reductions in other areas of the business.

•

Depreciation and amortisation expense increased by $37 million in Q1 FY10 when compared to Q1 FY09 due mainly to the higher asset base, especially for the XT mobile network launched during the fourth quarter of FY09.

•	Net finance expense decreased in Q1 FY10 by $12 million to $36 million due to use of money interest income recognised in Q1 FY10.

•

The tax credit of $5 million for the three months ended 30 September 2009 compares to a tax expense of $53 million in Q1 FY09. Other than the reduction in profit before tax, the current year reduction in the tax expense is primarily due to revisions of New Zealand’s tax legislation resulting in two one-off effects on the taxation charge in the current period. The first effect is the impact of the abolition of the conduit relief regime, which increased the value of certain tax credits arising from tax paid in New Zealand and overseas in respect of offshore companies by $43 million. The second effect is the clarification of the revised imputation regime that meant a tax refund for FY08 and tax previously prepaid in FY09, being held to negate potential imputation penalties, were no longer required. As a result, use of money interest has been accounted for, the tax on which was $4 million.

•	There were no adjusting items in either Q1 FY10 or Q1 FY09.

Review of operations

Telecom’s business units comprise Chorus, Retail, Wholesale & International, Gen-i, AAPT and Technology and Shared Services (‘T&SS’) supported by a Corporate division.

The results by business unit incorporate internal trading as required by the Undertakings. These trades predominately relate to regulated services, as provided by Chorus and Wholesale. Field services that support the provision of regulated services, as stipulated in the Undertakings, are also sold internally by Chorus.

Telecom has implemented Full Cost Apportionment (‘FCA’) with effect from 1 July 2009, with restated comparative information. FCA aims to match costs with revenues and has resulted in a portion of internal trades that allocate substantially all the costs from T&SS and certain Corporate costs to customer facing business units, as well as a number of external interconnection revenues and costs currently recognised in Wholesale being allocated to other business units. The FCA allocations are discussed in more detail in the transcript of today’s presentation, which will be available online at http://investor.telecom.co.nz

In addition to the operational separation trades and FCA, Wholesale & International derive internal revenue from the provision and supply of international data circuits, the supply of international internet services, and the delivery of international retail and wholesale voice traffic to AAPT, Retail and Gen-i.

All internal transactions are eliminated on consolidation.

Telecom has also represented certain revenue and cost lines. The key changes are:

•

TSO revenue has been transferred from T&SS to Corporate so that the revenues align to the business unit where the process is managed. The revenues and costs are then allocated to the market facing business units via FCA;

•

External network costs previously paid by Gen-i Australia have been transferred to AAPT, reducing Gen-i external costs with a corresponding increase in AAPT. AAPT in turn recharges these costs to Gen-i as an internal trade; and

•

Mobile revenue and costs of sales have been grossed up. Certain mobile handset sales made through indirect channels were previously presented on a net basis. These sales are now reported on a gross basis as we consider this to be a more appropriate presentation in applying the Group’s accounting policy.

These adjustments have had no impact on the overall results of the Group.

An analysis of revenue and EBITDA by business unit is set out below.

	Revenue			EBITDA
	Quarter ended 30 September			Quarter ended 30 September
	2009	2008	Change	2009	2008	Change
	$m	$m	%	$m	$m	%
Chorus	256	255	0.4	188	186	1.1
Wholesale & International	321	336	(4.5)	61	59	3.4
Retail	527	543	(2.9)	91	107	(15.0)
Gen-i	357	381	(6.3)	40	57	(29.8)
AAPT	292	344	(15.1)	38	23	65.2
T&SS	163	156	4.5	1	—	NM
Corporate	68	68	—	28	34	(17.6)
Eliminations	(628)	(632)	(0.6)	—	—	—

	1,356	1,451	(6.5)	447	466	(4.1)

In this document, Telecom is providing historical information to assist users in understanding its restated results by business unit. Internal revenues and expenses have been restated for FCA and the refinement of regulated trades as part of the requirements of the Undertakings. Telecom is providing unaudited restated information for the last two years, by quarter, along with additional unaudited KPIs in the accompanying Appendix.

The headcount figures presented now include separate disclosure for the number of insourced contractors engaged at each period end. This information has not been previously disclosed and is provided to more closely align the total FTE numbers with labour costs. Insourced contractors comprise those where Telecom engages an individual to perform services for Telecom and requires that only that person performs those services. In order to align with the restated financial information, there have also been some restatements between business units of previously reported permanent FTE numbers.

Economy

Economic conditions, and the resulting impact on the telecommunications sector in particular, affect Telecom’s operations. As a result of the economic downturn in both New Zealand and Australia, Telecom has seen a reduction in customer spending during Q1 FY10, most notably in calling and revenue from the provision of connectivity in new subdivisions. These factors are estimated to have reduced Telecom’s EBITDA by up to $10 million in Q1 FY10 when compared with Q1 FY08. Despite the difficult economic conditions, bad debt expense for Q1 FY10 of $4 million reduced when compared to Q1 FY09.

Chorus

Chorus operates New Zealand’s largest local telecommunications access network. A range of telecommunications companies use this network to deliver telephone and broadband services to New Zealanders.

Chorus is tasked with building and maintaining the telecommunications network, as well as installing and repairing phone and broadband connections.

In addition to leading critical infrastructure build programmes, such as the FTTN project, Chorus is responsible for the unbundling of exchanges and cabinets, the selling of UCLL lines and the provision of backhaul and co-location services to telecommunications providers. Chorus also provides a range of field and building services to the Telecom Group on assets that are owned by other parts of the Group. Chorus recently finished defining the transformational change to its field force operations and signed new 10-year contracts with Downer EDi Engineering, Transfield Services and Visionstream. Visionstream has now mobilised in Auckland and Northland.

Chorus earns internal revenue through the provision of copper and fibre access, co-location, field services and backhaul to other business units.

	Quarter ended 30 September
	2009	2008	Change
	$m	$m	%

Operating revenues
Local service	4	3	33.3
Other operating revenue	6	5	20.0
Internal revenue	246	247	(0.4)

	256	255	0.4
Operating expenses
Labour	5	6	(16.7)
Other operating expenses	54	54	—
Internal expenses	9	9	—

	68	69	(1.4)

EBITDA	188	186	1.1

FTE - Permanent	205	171	19.9
FTE - Contractors	14	46	(69.6)

FTE - Total	219	217	0.9

Operating revenues

Operating revenues increased by 0.4% to $256 million in Q1 FY10 when compared to Q1 FY09. This is principally due to the sale of UCLL and co-location services to external customers.

At 30 September 2009 Chorus had unbundled 72 exchanges and five external customers were consuming UCLL based services. Chorus’ local service revenue includes UCLL and contributions towards the provision of access infrastructure in new subdivisions. While UCLL revenues increased in Q1 FY10 when compared to Q1 FY09, this increase was partially offset by lower subdivision related revenue due to the reduction of residential development activity resulting from the slow-down of the New Zealand economy.

Other operating revenue increased by $1 million in Q1 FY10, arising from the disposal of surplus copper, while UCLL co-location and backhaul service revenues were flat quarter on quarter.

Chorus’ internal revenue decreased by $1 million in Q1 FY10 to $246 million as a result of higher co-location and backhaul revenues, largely driven by additional cabinets, offset by a decline in revenue as access lines shifted from Retail and Wholesale to external customers. Internal field service revenues were also lower.

Operating expenses

Chorus’ operating costs for Q1 FY10 were largely unchanged when compared to Q1 FY09.

Labour expenses in Q1 FY10 have decreased by $1 million from $6 million when compared to Q1 FY09 due to a reduction in the number of contractors and a corresponding increase in permanent staff that have been employed following the establishment of Chorus.

Other operating expenses of $54 million in Q1 FY10 were unchanged. While restoration costs have increased due to service company transition related costs, these were offset by lower electricity spot prices during the quarter.

Internal expenses of $9 million were constant in both periods.

Wholesale & International

Wholesale provides broadband, business data, voice and interconnect products and services to telecommunications service providers in New Zealand. These products and services are provided either as inputs that allow wholesale customers to build and deliver their own tailored services or on a resale basis allowing customers to resell Telecom Retail services to their own customers.

International provides international telecommunication services to business units and to over 100 global customers, serviced through points of presence in North America, Europe and Asia. International also manages internet carriage from New Zealand and Australia, over the Southern Cross cable, to a range of peering networks in the USA.

	Quarter ended 30 September
	2009 $m	2008 $m	Change %
Operating revenues
Local service	46	37	24.3
Calling	64	81	(21.0)
Mobile	2	1	100.0
Interconnection	31	35	(11.4)
Data	24	20	20.0
Broadband and internet	21	21	—
Other operating revenue	6	5	20.0
Internal revenue	127	136	(6.6)

	321	336	(4.5)

Operating expenses
Labour	14	13	7.7
Intercarrier costs	100	126	(20.6)
Other operating expenses	12	11	9.1
Internal expenses	134	127	5.5

	260	277	(6.1)

EBITDA	61	59	3.4

FTE - Permanent	414	396	4.5
FTE - Contractors	15	60	(75.0)

FTE - Total	429	456	(5.9)

Operating revenues

Wholesale & International’s revenues decreased by 4.5% to $321 million in Q1 FY10 when compared to Q1 FY09.

Increases in local service revenues reflect the growth in the number of fixed access lines supplied to Wholesale customers that increased by 21.6% in Q1 FY10 to 344,000 lines, when compared to the prior comparative period.

Calling revenues decreased by $17 million in Q1 FY10 to $64 million primarily as a result of lower international carrier services revenues and a rationalisation of International’s carrier services customer base, partially offset by foreign exchange rate impacts.

Interconnection revenues decreased by 11.4% to $31 million in Q1 FY10 due to a decrease in mobile termination rates and a decline in fixed to mobile traffic volumes.

Data revenue increased by 20.0% to $24 million in Q1 FY10 due to business growth and the impact of new customers acquired by Wholesale during the second half of FY09.

Internal revenues decreased by $9 million in Q1 FY10 to $127 million. These decreases were primarily due to a reduction in the internal pricing of international internet carriage and broadband, partially offset by increased demand for broadband and data inputs and international internet carriage.

Wholesale also receives internal revenues from Retail and Gen-i to recover costs of terminating their traffic on other carriers’ networks. These recovered interconnection costs also fell as a result of the reduction in mobile termination rates.

Operating expenses

Wholesale & International’s operating expenses decreased by 6.1% in Q1 FY10 to $260 million.

Labour costs of $14 million in Q1 FY10 were $1 million higher than Q1 FY09. The labour costs in Q1 FY09 benefited from amounts capitalised on projects, hence the year on year movement in costs does not reflect the 5.9% overall reduction in FTE. The increase of $1 million is largely attributable to an increase in Wholesale’s labour costs reflecting business growth and operational separation activities.

Intercarrier costs decreased by 20.6% due to lower international carrier service volumes and lower unit costs, giving a more profitable mix of business, partially offset by the weaker New Zealand dollar.

Internal expenses increased by $7 million to $134 million in Q1 FY10 due to higher Chorus charges reflecting volume growth in Wholesale’s products that utilise Chorus’ inputs as well as the increases in Chorus co-location and backhaul costs associated with a higher number of FTTN cabinets being rolled out. These increases were partially offset by a reduction in charges from Retail and Gen-i relating to the apportionment of interconnection revenues collected by Wholesale on behalf of these other business units. This apportionment decreased as a result of the reduction in mobile termination rates.

Wholesale & International’s EBITDA increased by 3.4% to $61 million in Q1 FY10 when compared to Q1 FY09. International EBITDA increased by 10.7%, while Wholesale EBITDA increased by 2.1% when compared to the prior comparative period.

The rate of Wholesale’s EBITDA growth was limited by increases in FTTN cabinet related Chorus costs without a corresponding increase in revenues generated from Wholesale customers served by cabinets.

The increase in International EBITDA was primarily attributable to the improved gross profitability margin of its carrier services business as a result of refocusing its customer portfolio using new ‘future mode of operating’ systems and a reduction in other operating costs following the implementation of a cost reduction programme during the second half of FY09.

Retail

Retail provides mass market products, services and support to consumer and commercial customers. As a full service provider, Retail provides fixed-line calling and access products, broadband, dial-up and online offerings, mobile voice, SMS / text, content and data services.

	Quarter ended 30 September
	2009 $m	2008 $m	Change %
Operating revenues
Local service	174	186	(6.5)
Calling	85	96	(11.5)
Mobile	152	147	3.4
Data	6	6	—
Broadband and internet	71	68	4.4
IT services	5	4	25.0
Other operating revenue	4	4	—
Internal revenue	30	32	(6.3)

	527	543	(2.9)

Operating expenses
Labour	39	42	(7.1)
Other operating expenses	121	104	16.3
Internal expenses	276	290	(4.8)

	436	436	—

EBITDA	91	107	(15.0)

FTE - Permanent	2,029	2,213	(8.3)
FTE - Contractors	153	274	(44.2)

FTE - Total	2,182	2,487	(12.3)

Operating revenues

In Q1 FY10, Retail’s operating revenue decreased by 2.9% year-on-year to $527 million. Increases in broadband and mobile revenues have been more than offset by declines in local service and calling revenues.

The Q1 FY10 EBITDA decline of 15.0% primarily reflects increased costs following the launch of the XT mobile network.

Combined Q1 FY10 local service and calling revenues declined by 8.2% or $23 million when compared to Q1 FY09. Revenue reductions were due to declines in the number of access lines and associated falls in call minutes, partially offset by Consumer Price Index increases applied from April 2009 to some local services plans. The reduction in local service revenue of 6.5% aligned with the 6.5% decline in Retail’s access lines.

During Q1 FY10 the continuation of bundled fixed access and broadband offers, coupled with ongoing customer retention activity, significantly improved net customer churn across Retail’s fixed line portfolio. When excluding the seasonally low churn periods of December and January, Q1 FY10 saw net access churn reach an 18 month low within the consumer segment. While the Streetfighter campaign and other activities have significantly improved net access churn during the past four quarters, local service revenues declined by 6.5% in Q1 FY10 to $174 million.

The launch of the XT mobile network and a continued focus on improving customer service levels across the portfolio, saw total mobile connections (including Gen-i’s customers) increase by 2.0% in Q1 FY10 when compared to the prior comparative period. As at 30 September 2009, 10.8% or 242,000 of the total mobile connections were on the XT mobile network. Total mobile connections at 30 September 2009 were 2.250 million, of which 882,000 or 39.2% were post-paid and 1.368 million or 60.8% were pre-paid.

Retail mobile revenues increased by 3.4% or $5 million in Q1 FY10 when compared to the prior comparative period. This performance was driven by the launch of the XT mobile network in Q4 FY09, and the subsequent acquisition and migration of customers to the new XT mobile network. Specifically, mobile handset revenue increased significantly due to this customer migration, coupled with the sale of a greater proportion of higher specified and higher value mobile devices. Q1 FY10 also saw mobile roaming revenues and mobile data revenues (both including Gen-i) increase by 95.5% and 8.8% respectively from Q1 FY09.

Monthly mobile ARPU (for both Retail and Gen-i) of $26.30 for Q1 FY10 was 0.45% lower than the Q1 FY09 ARPU of $26.42, but 7.1% higher than the Q4 FY09 ARPU of $24.56. This has been driven by XT mobile ARPUs, reflecting the attraction of the XT mobile proposition to higher value customers and the increase in usage it drives.

In Q1 FY10, broadband and internet revenue increased by 4.4% or $3 million, principally due to retail broadband connections as at 30 September 2009 being 11.5% higher than as at 30 September 2008, increasing from 489,000 to 545,000. Telecom continues to experience success from its total home bundles and the ‘one month free with free wireless modem’ offer.

Retail has continued its focus on improving customer experience within Broadband, through initiatives such as the ‘on time in full experience’, measured specifically for customers signing up to Telecom broadband services.

Operating expenses

Retail’s sustained focus on cost management has continued to deliver labour cost reductions. Total labour expenses decreased by 7.1% to $39 million in Q1 FY10 when compared with Q1 FY09. Reductions in employee numbers, primarily in customer services as a result of further call centre transitions to Manila and call volume reduction initiatives, were partially offset by salary inflation and increases in labour costs associated with the NGT programme build.

Other operating expenses increased by 16.3% to $121 million in Q1 FY10 as the launch of the XT mobile network has driven additional advertising and communications spend in Q1 FY10, while the associated acquisition and migration of mobile customers has also driven an increase in mobile cost of sales that are included within other operating expenses.

Internal expenses in Q1 FY10 reduced by 4.8% or $14 million, predominantly due to the ongoing decline of the fixed line customer base, as outlined above.

Gen-i

Gen-i integrates IT and telecommunications services to provide converged ICT solutions for clients across New Zealand and Australia. Gen-i takes world-leading technologies and combines them in a way that produces a business advantage for clients.

	Quarter ended 30 September
	2009	2008	Change
	$m	$m	%

Operating revenues
Local service	27	31	(12.9)
Calling	44	48	(8.3)
Mobile	48	49	(2.0)
Data	88	94	(6.4)
Broadband and internet	7	6	16.7
IT services	110	109	0.9
Other operating revenue	19	28	(32.1)
Internal revenue	14	16	(12.5)

	357	381	(6.3)

Operating expenses
Labour	84	86	(2.3)
Other operating expenses	111	115	(3.5)
Internal expenses	122	123	(0.8)

	317	324	(2.2)

EBITDA	40	57	(29.8)

FTE - Permanent	2,762	2,632	4.9
FTE - Contractors	192	397	(51.6)

FTE - Total	2,954	3,029	(2.5)

The results for Gen-i are presented separately under the headings Gen-i telecommunications solutions and Gen-i IT solutions. Sales and support costs are included within the telecommunications results. Gen-i’s IT solutions business has lower margins and lower capital expenditure requirements than the telecommunications business activities. Many of Gen-i’s clients require an ICT package combining both telecommunications and IT solutions.

Gen-i telecommunications solutions

	Quarter ended 30 September
	2009	2008	Change
	$m	$m	%

Operating revenues
Local service	27	31	(12.9)
Calling	44	48	(8.3)
Mobile	48	49	(2.0)
Data	88	94	(6.4)
Broadband and internet	7	6	16.7
IT services	7	3	133.3
Other operating revenue	16	23	(30.4)
Internal revenue	9	12	(25.0)

	246	266	(7.5)

Operating expenses
Labour	47	50	(6.0)
Other operating expenses	43	40	7.5
Internal expenses	120	123	(2.4)

	210	213	(1.4)

EBITDA	36	53	(32.1)

FTE - Permanent	1,196	1,154	3.6
FTE - Contractors	57	122	(53.3)

FTE - Total	1,253	1,276	(1.8)

Operating revenues – telecommunications solutions

Traditional voice revenues continued to reduce in line with industry trends as increased competition, regulation and technology drive down pricing, with local service revenues down by 12.9% to $27 million and calling revenues down by 8.3% to $44 million in Q1 FY10. This was caused by reductions in access lines, some of which arose as customers consolidated the number of lines through the use of new technologies and price declines.

Interconnection revenue is now recognised by AAPT and passed through to Gen-i under a revised trading model and is recorded as internal revenue by Gen-i.

Mobile revenue remained relatively flat in Q1 FY10 when compared to Q1 FY09, although it increased when compared to Q4 FY09, as new customers signed on to the XT mobile network. Gen-i continues to migrate new customer wins onto the XT mobile network.

Data revenue of $88 million for Q1 FY10 decreased by 6.4% when compared with Q1 FY09 as increased competition drove down pricing, particularly in New Zealand, although volumes held steady. Data revenues were also down in Australia, due to one-off provisions.

Operating expenses – telecommunications solutions

Labour costs reduced by 6.0% to $47 million in Q1 FY10 when compared with Q1 FY09, reflecting lower numbers of contractors and active management of costs.

Intercarrier expenses are now incurred by AAPT and recharged to Gen-i under a revised trading model and are recorded as internal expenses by Gen-i.

Other operating expenses increased by $3 million in Q1 FY09 when compared to the prior comparative period primarily due to a $2 million increase in mobile cost of sales following increased demand for handsets for the XT mobile network.

Internal expenses declined by $3 million to $120 million in Q1 FY10 due to a reduction in volumes of lines purchased from Chorus.

Gen-i IT solutions

	Quarter ended 30 September
	2009	2008	Change
	$m	$m	%

Operating revenues
IT services	103	106	(2.8)
Other operating revenue	3	5	(40.0)
Internal revenue	5	4	25.0

	111	115	(3.5)

Operating expenses
Labour	37	36	2.8
Other operating expenses	68	75	(9.3)
Internal expenses	2	—	NM

	107	111	(3.6)

EBITDA	4	4	—

FTE - Permanent	1,566	1,478	6.0
FTE - Contractors	135	275	(50.9)

FTE - Total	1,701	1,753	(3.0)

Operating revenues – IT solutions

IT Solutions revenue declined in total by 3.5% to $111 million when compared to the prior comparative period principally due to a decline in procurement revenue in New Zealand.

Internal revenue was higher due to higher levels of procurement activity being undertaken on behalf of other Telecom business units.

Operating expenses – IT solutions

Operating expenses fell by 3.6% to $107 million in Q1 FY10 mirroring the decline in revenue.

Labour costs were largely unchanged when comparing Q1 FY10 to Q1 FY09, however, the number of permanent FTE increased as more resources were brought in-house, resulting in a 3.0% reduction in total headcount at the end of the period when compared to 30 September 2008.

Other operating expenses in Q1 FY10 decreased by 9.3% to $68 million when compared to Q1 FY09 primarily due to reduced cost of sales and other related costs impacted by lower procurement revenues.

AAPT

AAPT is an Australian telecommunications provider that owns and operates its own national voice and data network. In addition, AAPT has an exclusive wholesale arrangement to access iiNet’s ADSL2+ network, which means it can offer DSL coverage in over 350 exchanges across major Australian cities and large metropolitan areas.

AAPT’s customer segments are Wholesale, Business Solutions and Consumer. The Australian Wholesale operation is focusing on ‘on-net’ data and internet sales and securing key clients to reduce overall exposure to declines from the traditional calling business. The Business Solutions operation is also focused on selling ‘on-net’ products (especially data and internet) to a more narrowly defined market segment. The Consumer operation has transitioned its call centre operations to Manila. Migration of retail customers to the Hyperbaric billing system is largely complete.

To eliminate the impact of foreign exchange rate movements, AAPT’s results are presented in Australian dollars (‘A$’).

	Quarter ended 30 September
	2009	2008	Change
	A$m	A$m	%

Operating revenue and other gains
Local service	7	7	—
Calling	58	75	(22.7)
Interconnection	8	10	(20.0)
Mobile	7	8	(12.5)
Data	34	32	6.3
Broadband and internet	36	41	(12.2)
Resale	59	73	(19.2)
Other operating revenue	3	5	(40.0)
Internal revenue	23	22	4.5

	235	273	(13.9)

Operating expenses
Labour	36	43	(16.3)
Intercarrier costs	122	156	(21.8)
Other operating expenses	34	39	(12.8)
Internal expenses	14	17	(17.6)

	206	255	(19.2)

EBITDA	29	18	61.1

FTE - Permanent	1,186	1,332	(11.0)
FTE - Contractors	54	106	(49.1)

FTE - Total	1,240	1,438	(13.8)

Operating revenues and other gains

Operating revenues decreased by A$38 million in Q1 FY10 to A$235 million. Consumer, Business Solutions and Wholesale have all experienced decreases in revenue compared to Q1 FY09, but the impact on EBITDA has been minimal due to improved product mix of new business, favourable pricing from third party carriers, the ‘on-net’ strategy and managed reduction in low margin consumer customers.

Calling and Resale revenue declines of A$17 million and A$14 million respectively were primarily driven by a reduction in low margin customers.

Operating expenses

Labour costs of A$36 million decreased in Q1 FY10 by A$7 million when compared to Q1 FY09 due to 13.8% lower headcount and moderating annual remuneration increases in line with the economic slowdown.

Intercarrier costs of A$122 million reduced by A$34 million due to the reduction in lower margin revenue, cost savings from moving customers ‘on-net’ and a more favourable commercial agreement reached with another operator.

Other operating expenses of A$34 million in Q1 FY10 reduced by A$5 million or 12.8% when compared to the prior comparative period. The reduction is driven by savings in outsourcing through the transition to an offshore call centre in Manila, significant data storage cost reductions, IT support contract renegotiation and lower bad debt expenses. Increased marketing in the consumer and business segments has partially offset these reductions.

AAPT’s EBITDA improved by A$11 million to A$29 million when comparing Q1 FY10 with the prior comparative period. This improvement was driven by:

•	an improvement in underlying trends of continued cost focus, driven by headcount reductions and other cost management initiatives;

•	more ‘on-net’ products and customers;

•	favourable one-off adjustments from commercial terms agreed with another operator;

•	higher than expected internal trading revenues from Gen-i which are expected to decline over the remainder of FY10; and

•	start up costs associated with off-shoring in the prior comparative period.

Technology & Shared Services

Telecom’s Technology & Shared Services (‘T&SS’) business unit maintains and develops all of Telecom’s New Zealand shared IT and network operations. The T&SS team ensures Telecom’s IT, infrastructure and architecture is aligned with the wider Group’s business objectives. In addition to the core technology teams, the shared services division of T&SS supports Telecom in areas such as accounts payable, procurement and supply chain, provisioning, billing, engineering, operations and information management.

The FCA of T&SS costs has now been implemented. FCA allocates T&SS costs to each of the market facing business units, based on their use of T&SS resources, or where applicable, the volumes they drive through T&SS. The charge to other business units is presented as internal revenue in T&SS and internal expenses in the other business units.

	Quarter ended 30 September
	2009	2008	Change
	$m	$m	%

Operating revenues
Other operating revenue	3	2	50.0
Internal revenue	160	154	3.9

	163	156	4.5
Operating expenses
Labour	25	25	—
Other operating expenses	81	78	3.8
Internal expenses	56	53	5.7

	162	156	3.8

EBITDA	1	—	NM

FTE - Permanent	1,527	1,473	3.7
FTE - Contractors	157	206	(23.8)

FTE - Total	1,684	1,679	0.3

Operating revenues

Other operating revenue within T&SS largely consists of three main areas being cost recovery for use of T&SS owned assets by external parties, provision of services by T&SS to external parties, and in some instances, credits received from third party suppliers. The $1 million increase in revenue to $3 million in Q1 FY10 is due to a credit negotiated with a supplier.

Internal revenue increased by $6 million to $160 million when compared to Q1 FY09 due to an increase in costs within T&SS. As T&SS now recovers its costs from other business units, internal revenue will fluctuate as costs fluctuate.

Operating expenses

Labour costs were flat when compared to Q1 FY09. While the contractor headcount decreased, the effects were mitigated by a decrease in the amount of recoveries to capital programmes, as spend reduced on major capital projects like the XT mobile network.

Other operating expenses in Q1 FY10 increased by 3.8% to $81 million reflecting increased costs to support new platforms and networks, such as the new XT mobile network and associated systems. Increasing costs on certain other platforms were mitigated through continued cost control and cost reduction measures in other areas.

Internal expenses increased by $3 million during Q1 FY10 to $56 million when compared to the prior comparative period. This increase arose from increased sub-loop, co-location and backhaul charges from Chorus, due to an increase in the number of cabinets containing T&SS equipment in Q1 FY10 relative to Q1 FY09.

Corporate

Telecom is supported by a corporate centre, which provides leadership, finance, communications, strategy, human resources and legal functions for the Group. Revenue includes the external income relating to TSO, dividends received from Southern Cross and any revenue not directly associated with a business unit. As part of FCA, Corporate has restated its internal revenue and internal expenses to reflect the services that it provides to each business unit.

	Quarter ended 30 September
	2009 $m	2008 $m	Change %

Operating revenues
Other operating revenue	45	49	(8.2)
Internal revenue	23	19	21.1

	68	68	—

Operating expenses
Labour	15	13	15.4
Other operating expenses	13	12	8.3
Internal expenses	12	9	33.3

	40	34	17.6

EBITDA	28	34	(17.6)

FTE - Permanent	190	174	9.2
FTE - Contractors	6	12	(50.0)

FTE - Total	196	186	5.4

Operating revenues

Total other operating revenue decreased in Q1 FY10 by $4 million when compared to the prior comparative period due to Southern Cross dividends of $35 million received in Q1 FY10 compared to $39 million in Q1 FY09. The dividends received from Southern Cross vary in amount and timing and are also received in US$, so are subject to prevailing foreign exchange rates. The TSO revenues were constant at $7 million in both periods.

Internal revenue of $23 million was $4 million higher in Q1 FY10 due to increased recoveries under FCA.

Operating expenses

Labour costs of $15 million have increased by $2 million in Q1 FY10 when compared with Q1 FY09, while other operating costs were largely unchanged at $13 million for Q1 FY10 when compared to $12 million for Q1 FY09.

Internal expenses of $12 million in Q1 FY10 have increased by $3 million from Q1 FY09, due to FCA and increased trading with Gen-i.

Group cash flow

	Quarter ended 30 September
	2009 $m	2008 $m	Change %
Cash flows from operating activities	414	492	(15.9)
Cash flows from investing activities	(303)	(364)	(16.8)
Cash flows from financing activities	(110)	180	NM
Foreign exchange movement	(14)	20	NM

Net movement in cash	(13)	328	NM

Detailed disclosure of the above line items is included in Telecom’s financial statements which accompany this management commentary.

Cash flows from operating activities

Cash flows from operating activities of $414 million decreased by $78 million in Q1 FY10 when compared to Q1 FY09. This is largely due to a tax refund of $59 million in Q1 FY09 not recurring in Q1 FY10 and a $22 million reduction in interest received due to lower funds held on deposit. There has been a decrease in payments to suppliers and employees of $49 million, driven by a fall in operating expenses, partially offset by a decline in cash received from customers of $41 million as operating revenues have fallen.

Cash flows from investing activities

Cash outflows for investing activities decreased by $61 million in Q1 FY10 when compared to Q1 FY09 because of the reduced level of capital expenditure.

Cash flows from financing activities

Cash flows for financing activities largely reflect borrowing activities and dividend payments to shareholders. In Q1 FY10 net cash from financing activities decreased by $290 million to a net cash outflow of $110 million in Q1 FY10. During Q1 FY10 Telecom repaid $31 million of debt and derivatives, and paid dividends of $79 million to shareholders compared to $52 million and $168 million respectively in Q1 FY09. Financing cash flow in Q1 FY09 also included $400 million of proceeds from bond issues.

Capital expenditure

	Quarter ended 30 September
	2009 $m	2008 $m	Change %
Transformation and regulation
XT mobile network	12	89
FTTN	39	28
FNT	18	48
NGT Retail	14	4
Separation	45	23
Other regulatory	2	3

Total transformation and regulation	130	195	(33.3)

Business sustaining
IT systems	7	16
Gen-i	11	30
AAPT	10	23
Southern Cross capacity	33	19
Network maintenance and growth	45	49
New products and services	4	2
Other business sustaining	8	6

Total business sustaining	118	145	(18.6)

Total	248	340	(27.1)

Total capital expenditure of $248 million for Q1 FY10 decreased by $92 million when compared to Q1 FY09. The decrease was primarily driven by the reduction in expenditure on the XT mobile network.

Transformation and regulation

On May 29, 2009 Telecom successfully launched its new XT mobile network. Capital expenditure on this programme in Q1 FY10 was significantly less than it was in Q1 FY09, as a nationwide network is now in place. Expenditure will continue to be correspondingly lower over the remaining quarters of FY10 as the focus of the XT mobile network investment shifts to incremental coverage and further performance enhancements.

FTTN investment in Q1 FY10 of $39 million is part of the $500 million programme that began in Auckland in February 2008 with the installation of the first of a nationwide network of FTTN cabinets. This investment will deliver on Telecom’s regulatory commitments to enable broadband connections at speeds of at least 10Mbps to 80% of New Zealanders by the end of December 2011. The relative increase in spend is due to the non-linear profile of deployment, with the installation programme in years two and three ramping up to deliver our commitment of more than 3,500 cabinets installed by December 2011.

FNT will deliver Telecom’s core platform for voice and broadband products, forming the cornerstone of our next generation network investment. The foundational platform is now in place, with a successful internal VoIP trial completed in March 2009. The FY10 investment is focusing on preparing the platform for scalable external service.

Activity in NGT Retail has intensified as the programme delivers its third release, commences end-to-end testing, and prepares to launch our Equivalence of Inputs (‘EOI’) residential broadband service that consumes regulated Wholesale inputs.

Separation driven investment in Q1 FY10 has increased relative to Q1 FY09 as investment in system changes has increased in order to meet a number of separation commitments that are due to be implemented by 31 December 2009.

Business Sustaining

As Telecom focuses its investment on transformation and regulation it has contained investment levels for business sustaining activities.

Expenditure on IT systems in Q1 FY10 was less than in Q1 FY09, with significant investment in our IT infrastructure being delivered under the Separation and NGT Retail programmes.

AAPT and Gen-i capital expenditure was low in Q1 FY10 but are expected to increase in the remainder of FY10.

Southern Cross capacity payments of $33 million in Q1 FY10 reflected a large purchase of capacity to support additional demand from Retail customers.

Dividend policy and long-term capital management

Long-term capital management

The Board continues to be committed to Telecom maintaining ‘single A’ credit ratings from both Moody’s Investors Service and Standard & Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, and cash flow. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of net debt to EBITDA would not materially exceed 1.7 times on a long-run basis. Telecom currently has the following long-term credit ratings: Standard & Poor’s A (outlook stable) and Moody’s Investors Service A3 (outlook stable).

Ordinary dividends

Telecom has previously advised that its intention, subject to there being no material adverse changes in circumstances or operating outlook, is to pay dividends of 24 cents per share for FY10. Telecom anticipates no imputation of dividends for FY10.

For FY11, Telecom anticipates partial imputation however this prediction is highly sensitive to a number of factors. Telecom will provide an update on the imputation credits along with its update on the FY11 dividend policy in the second half of FY10. To the extent that dividends are not fully imputed the size of any supplementary dividend declared will be reduced on a pro-rata basis.

In accordance with this approach, a dividend of 6.0 cents per share has been declared in respect of Q1 FY10. No imputation credits will be attached to this dividend and consequently no supplementary dividend has been declared.

First quarter ordinary dividends
Ordinary shares	6.0 cents
American Depositary Shares [1]	US 21.8 cents

“Ex” dividend dates
New Zealand Exchange	23 November 2009
Australian Stock Exchange	16 November 2009
New York Stock Exchange	17 November 2009

Books closing dates
New Zealand, Australian Stock Exchanges	20 November 2009
New York Stock Exchange	19 November 2009

Payment dates
New Zealand, Australia	4 December 2009
New York	11 December 2009

[1]

Based on an exchange rate at 13 October 2009 of $1.00 to US$0.7268 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York Mellon performs the physical currency conversion.

Dividend Reinvestment Plan

The Dividend Reinvestment Plan (‘DRP’) has been retained. For the Q1 FY10 dividend there is a 3% discount to the prevailing market price applied to ordinary shares issued under the DRP. The last date for shareholders to elect to participate in the DRP for the Q1 FY10 dividend approved on 5 November 2009 is 20 November 2009.

Competition, regulation and litigation

The significant changes in Telecom’s competitive and regulatory environment since 30 June 2009 are set out below. This should be read in conjunction with the competitive and regulatory disclosures, such as operational separation and the TSO, as set out in Telecom’s 2009 Annual Report, which is available online at: http://investor.telecom.co.nz

New Zealand

UCLL continued momentum during Q1 FY10 as Telecom opened further exchanges to competitors for broadband and telephone services.

These moves by Telecom’s competitors further increase competition and consumer choice in the New Zealand telecommunications market with the likely effect of lowering overall sales prices and resulting margins.

Government fibre announcements

Ultra Fast Broadband Initiative

On 31 March 2009 the Government announced a draft proposal for comment relating to its Ultra Fast Broadband (‘UFB’) initiative. The Government’s goal is to accelerate the roll-out of UFB to 75% of New Zealanders, concentrating in the first six years on priority broadband users such as businesses, schools and health services, plus green field developments and certain tranches of residential areas. The Government proposes to support this with a Government investment of up to $1.5 billion alongside additional private sector investment, and open-access infrastructure.

The draft proposal indicated a Government intention to create a Crown Fibre Holdings Company (‘CFHC’) which would be the vehicle for investing the Government’s $1.5 billion. The CFHC would operate contestable processes to select partner shareholders in 33 regions for Local Fibre Companies (‘LFCs’). Telecom and other parties submitted their proposals by 27 April 2009.

In September 2009, the Minister announced the final design of the Government’s UFB proposal. The UFB initiative will include an open, competitive partner selection process directed to provide an open access, passive fibre network infrastructure.

The CFHC will establish with private sector partners a LFC in each region to deploy fibre network infrastructure and provide access to dark fibre products and, optionally, certain active wholesale layer 2 services. There will be 33 candidate coverage areas based on the largest urban areas (by forecasted population in 2021). LFCs will be required from day one to be open networks facilitating access to their infrastructure on an equivalent basis to all users and cannot be controlled by any party who also operates as a telecommunications retailer.

On 21 October 2009 the Minister released the ‘Invitation to Participate’ (‘ITP’) in the partner selection process. The ITP sets out the terms and conditions of the Government’s investment, including technical specifications and the Government’s preferred commercial model for co-investing with partners in an LFC. The ITP is based upon a commercial model where the Government largely funds the deployment of fibre into communities and the LFC partner gradually takes a greater share in the LFC as it connects customers. This risk sharing model is intended to overcome the hurdle of uncertainty of demand. Parties intending to participate in the partner selection process are requested, but not required, to notify the Ministry of Economic Development by 13 November 2009 of their intention to do so and proposals are due by 29 January 2010. Directors have been appointed to the CFHC to carry out the Government’s partner selection process and manage its investment in fibre networks.

Rural Broadband Initiative

On 29 September 2009 the Government released its Rural Broadband Initiative (‘RBI’) proposal. The key objectives that the Government is aiming to achieve in rural areas are to have ultra fast broadband to 97% of New Zealand schools and fast broadband services of 5Mbps or better to 97% of New Zealand households and enterprises.

The Government seeks to achieve these aims through progressive network upgrades over 10 years (beginning in 2010), focusing for the first six years on connecting schools. The proposal is that funding for rural broadband will come from a direct contribution by Government and a Telecommunications Development Levy (of up to $252 million). The proposal is to tender for the provision of ultra fast broadband to rural schools, with funding being made available on a grants basis.

Telecom submitted its response on the Government’s RBI proposal on 30 October 2009.

Regulatory reform

TSO

The Government released a discussion document on TSO reform on 29 September 2009. It proposes to require Telecom to continue to provide the key elements of the local service TSO (i.e. residential access is continued to be made as widely available, increases are limited to CPI, free local calling and emergency 111 calls continue). However the Government proposes to change the methodology used to assess the compensation that Telecom receives for providing the local service to commercially non-viable customers. It proposes a new methodology which takes into account the costs and benefits that Telecom receives from providing local service to viable and non-viable customers at a national level. Based on this approach it expects Telecom’s loss to be zero for the foreseeable future. In future years, if Telecom considers there could be a loss, then it can apply for a loss calculation by the Commerce Commission (‘the Commission’).

In addition the Government has proposed introducing a new industry levy that would be used to pay for TSO charges (TSO charges are likely to be zero but it would still include the TSO deaf relay service that is estimated will cost between $6 to $8 million), grants for upgrading the Emergency Call System and for funding the RBI.

Telecom submitted its response on these reforms on 30 October 2009.

WACC guidelines

The Commission is currently consulting on a Guideline on WACC for regulated businesses in parallel with its process to establish new regimes for businesses that are regulated under the Commerce Act 1986. Telecom has submitted and cross submitted on the draft Guideline and will participate in a conference that is expected to be held in mid November 2009.

Resale Services Investigation

On 25 September 2009 the Commission announced that it would commence an investigation into whether the services Telecom provides to other telecommunications companies to be resold should be deregulated. Retail services such as Homeline are offered by Telecom to wholesale customers to resell at a discount to the retail price. The investigation will examine whether regulation should be removed, or amended to streamline the number of services covered. The Commission gave public notice of the commencement of the investigation on 1 October 2009. The next step in the process is that Telecom can lodge an undertaking with the Commission by 27 November 2009 and the Commission will next release a draft report for consultation.

TSO Cost Calculation

FY07 and FY08

The Commission released final determinations on the cost of the TSO for FY07 and FY08 on 7 October 2009. Telecom is still considering the determinations.

Refer also to Telecommunications Act litigation presented below.

Operational separation

Operational separation was introduced on 31 March 2008, following acceptance by the Minister of Communications of Telecom’s Separation Plan, submitted on 25 March 2008. Some of the requirements took effect from 31 March 2008, although the majority did not take effect until 1 July 2008.

Telecom’s Separation Plan incorporates a comprehensive set of separation undertakings (‘the Undertakings’) which provide for a robust operational separation of Telecom into an access network unit, a wholesale unit, and retail units, acting at arm’s-length from each other (and, in the case of the access network unit, on a standalone basis) in relation to ‘relevant services’. The Undertakings also provide for a staged implementation of equivalence requirements on key fixed network access services, as well as a significant acceleration of Telecom’s cabinetisation and FNT migration plans.

Telecom negotiated its first variation to the Undertakings (granted in May 2009). The variation delayed some of the milestone dates for the migration to equivalence but Telecom also committed to bringing forward the delivery of some products.

Telecom submitted a second variation proposal in respect of its obligation under clause 9.3(e)(iii) of the Undertakings to restrict access to certain information in shared information systems (data compliance). On 3 September 2009 the Minister called for public submissions on the variation proposal. Submissions closed on 18 September 2009 and Telecom awaits the Minister’s decision.

Investigation into Telecom Wholesale’s Loyalty Offers

On 27 August 2009, the Independent Oversight Group (‘IOG’) released a decision in which it found that Telecom’s Wholesale Loyalty Offers were in breach of the Undertakings (the obligation not to discriminate). The Commission is now investigating and will determine whether there has been a breach and, if it finds there has been, whether to take any enforcement action.

The Commission released its legal analysis for consultation on 16 October 2009 and Telecom made submissions on 30 October 2009. The Commission’s approach indicates that the loyalty offers would be considered to be a breach of the non-discrimination provisions in the Undertakings. During the investigation process, the Commission requested relevant documents, relating to the Loyalty offers from Telecom, which Telecom has provided.

Accounting separation

On 25 March 2009 the Commission issued the final regulatory requirements for the accounting separation of Telecom. Under the requirements, Telecom must publish financial and other information about its retail, wholesale and network business activities. Limited transitional accounts are required for FY09 and these will be released by 31 December 2009. In FY10 some additional information and product statements will also be required.

UCLL backhaul and UBA backhaul standard terms determinations

In June 2008, the Commission determined the price and non-price terms for UCLL Backhaul and UBA Backhaul services. This pricing is based on benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. The Commission has defined a pricing structure for both services based on distance bands and data transmission speeds. For UCLL backhaul the regulation of transmission links is determined by a competition test. Application of that competition test results in some transmission links between exchanges within major centres and also between towns and cities being left unregulated. The Commission completed its first review to apply the competition test to determine which links should be included in the regulated service in April this year and commenced another review in August, which is still underway. In the UBA backhaul context the competition test does not apply until December 2009. No application for a final pricing review, using a TSLRIC methodology, was made to the Commission.

Sub-loop related services standard terms determinations

The Commission’s sub-loop standard terms determination process incorporates three services – sub-loop, co-location and backhaul.

The Commission released its final standard terms determination for the sub-loop UCLL service and the related co-location and backhaul services in June 2009. The initial pricing approach for these sub-loop services is the same as for the UCLL family of services set out above. The Commission determined an urban and non-urban monthly rental for the sub-loop UCLL service. The monthly rental for sub-loop co-location service is based on the recovery of Telecom’s cabinet cost. An access seeker must pay the portion of the cabinet cost that reflects the proportion of occupied space that its active equipment uses in that cabinet. The monthly rental charge is calculated on a cabinet by cabinet basis. Finally, the Commission determined that Telecom must provide 1 Gbps Ethernet backhaul service. The monthly rental for the sub-loop backhaul service is set in accordance with a fibre based pricing model where the monthly charge is determined by dividing the average cost of providing fibre links between the cabinet and the exchange by the number of fibres used at that specific cabinet and adding the cost of Telecom active equipment in the exchange. The charge is calculated on a cabinet by cabinet basis.

No application for a final pricing review, using a TSLRIC methodology, was made to the Commission.

Next generation networks study

In March 2008 the Commission commenced a study under Section 9A of the Telecommunications Act (‘the Act’) into Next Generation Networks. The objective of the study is to establish an understanding of the opportunities and challenges of investment in Next Generation Networks. The Commission issued a report in May 2009 indicating that it would undertake further work on regulatory principles, IP interconnection and monitoring demand for NGN services.

Mobile co-location standard terms determination

The Commission issued its final standard terms determination in respect of mobile co-location on 11 December 2008. Telecom has completed implementing the initial service delivery requirements.

National roaming

On 5 September 2008, the Minister for Communications and Information Technology wrote to the Commission asking the Commission to consider whether there were reasonable grounds to commence an investigation into whether regulation of national roaming should be extended to include price. On 28 August 2009 the Commission announced that it was deferring the commencement of the mobile roaming investigation until after it has finalised its investigation into whether mobile termination access services should be subject to regulation, which it expects to complete by mid December 2009.

Trans-Tasman mobile roaming

The Telecommunications Commissioner wrote to various parties in August 2008 advising that he had been in discussions with the Australian Competition and Consumer Commission (‘ACCC’) about the possibility of a joint inquiry into trans-Tasman mobile roaming rates. The Commission has not launched a formal review but has sought preliminary information from the industry.

Mobile termination access services

In May 2008, the Telecommunications Commissioner wrote to telecommunications service providers to advise them that he was considering commencing an investigation into whether to recommend to the Government that a new regulated service be added to the Act regarding mobile-to-mobile and text message termination services. The Commission released an issues paper on 8 August 2008 and sought submissions by 5 September 2008. On 6 November 2008 the Commission announced that it would commence an investigation into whether mobile termination access services (incorporating mobile-to-mobile voice termination, fixed-to-mobile voice termination and short-message-service termination) should become regulated services under Schedule 1 of the Act. In January 2009 Telecom, Vodafone and 2 Degrees submitted undertakings under Schedule 3A of the Telecommunications Act, as an alternative to the Commission proposing a regulatory change.

The Commission released its draft determination on 30 June 2009 proposing to reject the undertakings and recommend regulation. The Commission’s preliminary view, based on its overseas benchmarks, is that the initial cost-based termination rates in 2009 should be 7.2 cents per minute for mobile voice calls (as compared to 15 cents per minute) and 0.95 cents per text, with these rates reducing to 3.8 cents per minute for mobile voice calls and 0.5 cents per text by 2015. However, the Commission provided an additional opportunity for undertakings to be submitted following the conference. Telecom and other access providers submitted amended undertakings. There may be an additional workshop with the Commission if it considers there to be any undertakings that are likely to be acceptable to the Commission – the Commission is still to make a decision. The Commission aims to make a final recommendation to the Minister in December 2009.

Commerce Act and Fair Trading Act investigations and inquiries

The Commission has open Fair Trading Act investigations, including in respect of Telecom’s broadband marketing campaigns.

Commerce Act litigation

In March 2004, the Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. The trial was completed in early August 2008. A reserved judgment was delivered on 14 October 2009 in which the Court concluded that much of Telecom’s pricing of data services met the requirements of the Commerce Act. However, it held pricing of two tail circuits breached the efficient component pricing rule (‘ECPR’) between March 2001 to late 2004. As a consequence it held that Telecom’s pricing of these configurations of data services were in breach of section 36 of the Act. There was insufficient evidence to ascertain the scope of the breach. There will be separate hearing relating to any pecuniary penalty to be paid by Telecom under the Act. Telecom is reviewing whether it should appeal.

In July 2000, the Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008, the High Court dismissed the Commission’s proceeding, holding that Telecom’s introduction of 0867 did not breach section 36 of the Commerce Act. The Commission appealed the judgment. Telecom applied to support the judgment on an additional ground. The appeal was heard in March 2009. Telecom was successful as the Court of Appeal judgment released on 4 August 2009 dismissed the Commission’s appeal. The Commission applied for leave to appeal to the Supreme Court on 1 September 2009 and filed its submissions in support on 29 September 2009. Telecom submissions opposing leave were filed on 20 October 2009. The Supreme Court granted leave to appeal in a judgment released on 30 October 2009.

Telecommunications Act litigation

In April 2007, Vodafone appealed the Commission’s FY04 TSO Determination. The appeal was dismissed in the High Court in December 2007, however Vodafone appealed to the Court of Appeal. The appeal was heard in February 2009. Judgment is pending.

In October 2008 both Telecom and Vodafone appealed and judicially reviewed the Commission’s FY05 and FY06 TSO determination. Telecom is challenging the Commission’s reduction in the WACC on grounds that the Commission wrongly reduced the asset beta which is a key component in the WACC. Telecom awaits judgment.

In October 2009 the Commission issued final TSO determinations for FY07 and FY08. Telecom and Vodafone have filed notices to appeal those determinations on substantially the same grounds as the appeals noted above.

Fair Trading Act litigation

The Commission has laid charges against Telecom for alleged breaches of the Fair Trading Act in relation to a retail broadband advertising campaign that was run from October 2006. The allegation is that Telecom engaged in conduct that was liable to mislead the public as to the characteristics of services and made false or misleading representations about the performance characteristics of the retail plan at issue. Telecom is liaising with the Commission and the Court to obtain a sentencing hearing.

Other litigation

Asia Pacific Telecommunications Limited has also issued proceedings against Telecom in relation to its audio text business. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on the alleged breach of fiduciary duty. Asia Pacific Telecommunications Limited is undertaking further inspection so that it can quantify the losses it says Telecom caused as a result of Telecom’s alleged breach of fiduciary duty. Telecom is reviewing its position in light of these developments. Telecom believes it has a strong defence for the majority of the claim. The High Court has allocated a tentative date for a six week hearing starting 14 June 2010.

Telecom has other ongoing Commission claims and investigations, none of which are expected to have significant effect on the financial position or profitability of Telecom.

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Future expectations

Telecom currently expects the following outcomes for the year ending 30 June 2010:

•	Adjusted EBITDA to be between a decline of 1% and an increase of 2%, subject to potential economic risks;

•	Dividends from Southern Cross of $50 million to $80 million;

•	Depreciation and amortisation of $1,000 million to $1,060 million;

•	Effective tax rate of approximately 25% (previously 28%);

•	Net earnings after tax of $400 million to $440 million (previously $370 million to $410 million); and

•	Capital expenditure of between $1,100 million and $1,200 million.

Adjusted EBITDA guidance of a decline of 1% to an increase of 2% for FY10 represents a significant change in trajectory from the prior year decline of 6.5%. The key drivers of this turnaround are:

•	Reduction in fixed-line churn in Retail;

•	Differentiation in Gen-i to slow the decline in telecommunication solutions;

•	Growth in core wholesale products (PSTN and broadband) which is greater than the loss to UCLL;

•	Growth in new wholesale products such as commercial backhaul;

•	Significant cost-out programmes; and

•	Returning to growth in mobile revenue, while managing the associated direct costs.

Beyond FY10, Telecom’s longer-term guidance is:

•	Adjusted Group EBITDA of +4 to +6% for FY11-13,

•	Subject to potential regulatory risks arising from proposals on Ultra Fast Broadband, Rural Broadband and Telecommunications Service Obligations;

•	FY11 effective tax rate around 30-32%; and

•	FY12 onwards effective tax rate 25-30%.

This outlook is based on the current regulatory environment and economic, market and competitive conditions, which are expected to change over time. Accordingly, this outlook is subject to material change. Telecom’s ability to achieve this outlook is subject to significant risks. Further details on Telecom’s risk factors are included in Telecom’s Annual Report, available at: http://investor.telecom.co.nz.

Forward-looking statements

This management commentary includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this management commentary. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and in the Q1 FY10 investor presentation, the Q1 media release and in the risk factors and forward-looking statement disclaimer in Telecom’s annual report on Form 20-F for the year ended 30 June 2009 filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP financial measures

Telecom results are reported under IFRS. This management commentary includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1.	EBITDA. Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ losses and taxation expense to net earnings/(loss) from continuing operations less finance income

2.	Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

3.	ARPU. Telecom calculates ARPU as mobile voice and data revenue for the period divided by an average number of customers.

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

Glossary

The following terms included in this management commentary have the following meanings:

‘ACCC’	Australian Competition and Consumer Commission

‘ADSL’	Asymmetric Digital Subscriber Line, a technology for delivering a high bit rate data link to customers over ordinary copper wire

‘ARPU’	Average Revenue per Customer

‘CDMA’	Code Division Multiple Access, a technology used in digital mobile networks

‘CFHC’	Crown Fibre Holdings Company

‘EOI’	Equivalence of Inputs

‘EBITDA’	Earnings Before Interest, Tax, Depreciation and Amortisation

‘LFC’	Local Fibre Companies

‘DRP’	Dividend Reinvestment Plan

‘DSL’	Digital Subscriber Line, a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop

‘ECPR’	Efficient Component Pricing Rule

‘FCA’	Full Cost Apportionment

‘FNT’	Fixed Network Transformation

‘FTE’	Full Time Equivalent head count

‘FTTN’	Fibre To The Node

‘FY’	Financial Year ended 30 June

‘GAAP’	Generally Accepted Accounting Principals

‘ICT’	Information and Communication Technologies

‘IFRS’	International Financial Reporting Standards

‘IOG’	Independent Oversight Group

‘ITP’	Invitation To Participate

‘Kiwi Share’	means the one preference share held by the New Zealand Government in Telecom

‘LFCs’	Local Fibre Companies

‘NGT’	Telecom’s Next Generation Telecommunications business model

‘NM’	Not Meaningful

‘NGN’	Next Generation Networks

‘PSTN’	Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunication between telephone devices

‘RBI’	Rural Broadband Initiative

‘Southern Cross’	The Southern Cross Cables Group which consists of two sister companies Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited

‘TSLRIC’	Total Service Long Run Incremental Cost methodology for determining the cost of a service

‘TCF’	Telecommunication Carriers’ Forum

‘TSO’	Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001

‘UBA’	Unbundled Bitstream Access

‘UFB’	Ultra Fast Broadband

‘UCLL’	Unbundled Copper Local Loop

‘VoIP’	Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP

‘WACC’	Weighted Average Cost of Capital

‘W-CDMA’	Wide-band Code Division Multiple Access

Appendix – Supplemental information and KPIs

Telecom Group

Group result

	Q1 FY08 NZ$m	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m
Adjusted operating revenues and other gains
Local service	266	266	264	265	266	261	259	263	260
Calling	329	328	320	314	319	322	312	286	264
Interconnection	45	45	43	45	47	44	45	41	42
Mobile	223	228	215	210	207	213	199	203	212
Data	160	163	155	160	160	166	163	163	159
Broadband and internet	129	137	137	144	147	143	149	143	144
IT services	96	102	102	139	113	123	108	142	115
Resale	93	98	88	91	92	81	81	79	74
Other operating revenue	73	64	71	101	100	54	91	41	86
Other gains	7	—	—	—	—	—	—	—	—

	1,421	1,431	1,395	1,469	1,451	1,407	1,407	1,361	1,356

Adjusted operating expenses
Labour	207	230	216	233	240	228	214	227	226
Intercarrier costs	313	314	316	300	322	316	315	286	252
Other operating expenses	419	434	394	449	423	445	400	442	431

	939	978	926	982	985	989	929	955	909

Adjusted EBITDA	482	453	469	487	466	418	478	406	447
Note - some comparative information has been represented to align with current year presentation

Group revenue & cost breakdown

Calling
National - $m	207	208	198	187	189	173	175	165	162
International - $m	110	108	109	112	117	135	125	107	90
Other - $m	12	12	13	15	13	14	12	14	12

	329	328	320	314	319	322	312	286	264

Broadband
Broadband revenue - $m	118	119	124	128	131	128	132	129	130
Internet revenue - $m	11	18	13	16	16	15	17	14	14

	129	137	137	144	147	143	149	143	144

IT Services Revenue
Procurement - $m	49	54	54	82	59	64	46	79	52
Professional Services - $m	7	9	9	13	8	10	8	10	9
Managed Services - $m	37	36	37	41	43	46	51	50	51
Other - $m	3	3	2	3	3	3	3	3	3

Total IT Services - $m	96	102	102	139	113	123	108	142	115

Southern Cross Dividends - $m	24	20	11	34	39	—	40	—	35

Other Operating Expenses
Mobile Cost of Sales - $m	70	70	62	70	74	81	53	84	85
IT Services Cost of Sales - $m	55	59	62	94	69	74	65	83	68
Other - $m	294	305	270	285	280	290	282	275	278

	419	434	394	449	423	445	400	442	431

FTE Permanent	8,343	8,553	8,554	8,555	8,391	8,437	8,453	8,421	8,313
FTE Contractors	1,201	1,180	1,100	1,009	1,101	813	641	546	591

FTE Total	9,544	9,733	9,654	9,564	9,492	9,250	9,094	8,967	8,904

Basic EPS	11	9	8	10	8	1	9	4	9
Basic EPS (Adjusted)	11	9	8	10	8	6	9	4	9

Dividend per share	7	7	7	8	6	6	6	6	6

Note - some comparative information has been represented to align with current year presentation

Appendix – Supplemental information and KPIs

Telecom Group

Adjusted revenue and adjusted EBITDA summary

	Q1 FY08 NZ$m	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m
Adjusted Revenue and other gains
Chorus	247	247	243	245	255	249	252	255	256
Wholesale & International	301	306	317	323	336	358	356	326	321
Retail	574	582	565	559	543	542	526	526	527
Gen-i	362	363	357	420	381	390	358	382	357
AAPT	349	351	337	336	344	310	327	311	292
T&SS	149	155	151	135	156	154	155	143	163
Corporate	55	48	39	67	68	27	69	36	68
Eliminations	(616)	(621)	(614)	(616)	(632)	(623)	(636)	(618)	(628)

	1,421	1,431	1,395	1,469	1,451	1,407	1,407	1,361	1,356
Adjusted EBITDA
Chorus	191	191	186	180	186	186	187	189	188
Wholesale & International	56	62	61	77	59	63	67	48	61
Retail	114	111	131	117	107	89	111	97	91
Gen-i	67	61	60	69	57	55	61	49	40
AAPT	35	22	27	31	23	28	29	34	38
T&SS	—	—	—	—	—	(1)	1	—	1
Corporate	19	6	4	13	34	(2)	22	(11)	28
Eliminations	—	—	—		—	—	—	—	—

	482	453	469	487	466	418	478	406	447

Note - some comparative information has been represented to align with current year presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Chorus

	Q1 FY08 NZ$m	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m
Adjusted operating revenues and other gains
Local service	3	3	4	1	3	4	3	4	4
Other operating revenue	1	2	2	3	5	3	6	4	6
Internal revenue	243	242	237	241	247	242	243	247	246

	247	247	243	245	255	249	252	255	256

Adjusted operating expenses
Labour	1	2	3	4	6	5	5	4	5
Other operating expenses	45	43	44	54	54	50	50	54	54
Internal expenses	10	11	10	7	9	8	10	8	9

	56	56	57	65	69	63	65	66	68

Adjusted EBITDA	191	191	186	180	186	186	187	189	188
Note - some comparative information has been represented to align with current year presentation

Analysis & KPI’s - Chorus

Access Lines (Retail, Gen-i, Wholesale) (000)	1,705	1,702	1,704	1,696	1,684	1,671	1,663	1,657	1,654
UCLL Lines (000)	—	—	—	3	14	26	30	37	41
Other lines (not billed) (000)	173	150	129	118	119	113	115	103	100

Total Access Lines (000)	1,878	1,852	1,833	1,817	1,817	1,810	1,808	1,797	1,795

Number of unbundled exchanges at period end	1	4	12	25	46	46	49	64	72
Number of FTTN cabinets migrated at period end	—	—	—	31	112	214	483	780	1,095
Number of customers who could be served by FTTN cabinets	—	—	—	8,238	31,101	60,000	100,124	163,420	221,920

Broadband
Broadband lines (Retail, Gen-i, Wholesale) (000)	643	674	715	760	775	786	815	836	858
UCLL (000)	—	—	—	3	14	26	30	37	41

Total Broadband lines (000)	643	674	715	763	789	812	845	873	899

FTE Permanent	95	95	131	152	171	180	190	193	205
FTE Contractors	17	28	38	32	46	44	32	20	14

FTE Total	112	123	169	184	217	224	222	213	219

Note - some comparative information has been represented to align with current year presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Wholesale & International

	Q1 FY08 NZ$m	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m
Adjusted operating revenues and other gains
Local service	26	30	31	33	37	39	40	43	46
Calling	69	65	72	75	81	100	86	77	64
Mobile	—	—	—	—	1	2	4	3	2
Interconnection	35	35	34	34	35	32	34	29	31
Data	18	19	19	20	20	21	22	23	24
Broadband and internet	14	15	18	20	21	20	21	18	21
Other operating revenue	6	6	6	5	5	6	6	5	6
Internal revenue	133	136	137	136	136	138	143	128	127

	301	306	317	323	336	358	356	326	321

Adjusted operating expenses
Labour	11	11	11	11	13	15	14	15	14
Intercarrier costs	115	109	120	113	126	142	132	119	100
Other operating expenses	9	10	9	6	11	15	13	13	12
Internal expenses	110	114	116	116	127	123	130	131	134

	245	244	256	246	277	295	289	278	260

Adjusted EBITDA	56	62	61	77	59	63	67	48	61
Note - some comparative information has been represented to align with current year presentation

Analysis & KPI’s - Wholesale & International

Local Service
Access Lines (000)	192	220	240	262	283	294	308	326	344

Calling
National - $m	5	4	5	4	4	4	4	4	5
International - $m	64	61	65	70	76	94	81	71	58
Other - $m	—	—	2	1	1	2	1	2	1

	69	65	72	75	81	100	86	77	64
Analysis of international calls:
International calling revenue comprised:
International outward revenue - $m	4	3	2	3	3	4	5	5	4
International inward revenue - $m	6	12	8	9	12	12	11	7	6
International transits revenue - $m	54	46	55	58	61	78	65	59	48

	64	61	65	70	76	94	81	71	58
International calling minutes comprised:
International outward minutes (m)	36	37	36	44	46	50	44	36	36
International inward minutes (m)	185	157	133	156	146	142	100	93	102
International transits minutes (m)	850	850	884	970	999	820	768	719	722

	1,071	1,044	1,053	1,170	1,191	1,012	912	848	860
International calling - average revenue per minute:
International outward revenue per minute (cents)	11.11	8.11	5.56	6.82	6.52	8.00	11.36	13.89	11.11
International inward revenue per minute (cents)	3.24	7.64	6.02	5.77	8.22	8.45	11.00	7.53	5.88

Analysis of international transits:
International transit revenue - $m	54	46	55	58	61	78	65	59	48
International intercarrier costs - $m	45	35	47	48	56	61	44	45	41
Net margin - $m	9	11	8	10	5	17	21	14	7
Average margin per minute (cents)	1.06	1.29	0.90	1.03	0.50	2.07	2.73	1.95	0.97

Interconnect Revenues
PSTN interconnection - $m	16	17	15	17	17	15	16	12	15
Mobile interconnection - $m	19	18	18	17	18	17	18	17	16

	35	35	33	34	35	32	34	29	31

Broadband
Broadband revenue - $m	14	15	18	20	21	20	21	18	21
Broadband connections (000)	188	211	232	251	266	267	277	285	294

Other Operating Expenses
Mobile Cost of Sales - $m	—	—	—	—	1	3	1	1	1
Other- $m	9	10	9	6	10	12	12	12	11

	9	10	9	6	11	15	13	13	12

FTE Permanent	343	366	373	389	396	396	405	410	414
FTE Contractors	45	45	55	54	60	48	37	36	15

FTE Total	388	411	428	443	456	444	442	446	429

Note - some comparative information has been represented to align with current year presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Retail

	Q1 FY08 NZ$m	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m
Adjusted operating revenues and other gains
Local service	198	195	191	190	186	181	178	180	174
Calling	108	106	105	99	96	94	91	86	85
Mobile	160	168	159	151	147	154	142	147	152
Data	7	7	6	7	6	7	5	6	6
Broadband and internet	61	67	64	69	68	67	70	71	71
IT services	4	5	3	5	4	4	6	4	5
Other operating revenue	6	4	7	6	4	6	5	4	4
Internal revenue	30	30	30	32	32	29	29	28	30

	574	582	565	559	543	542	526	526	527

Adjusted operating expenses
Labour	42	44	37	39	42	41	39	40	39
Other operating expenses	121	129	108	119	104	127	90	115	121
Internal expenses	297	298	289	284	290	285	286	274	276

	460	471	434	442	436	453	415	429	436

Adjusted EBITDA	114	111	131	117	107	89	111	97	91
Note - some comparative information has been represented to align with current year presentation

Analysis & KPI’s - Retail

Local Service
Access Lines (000)	1,413	1,382	1,365	1,335	1,301	1,279	1,261	1,238	1,216

Calling
National - $m	80	78	77	72	70	69	65	63	63
International - $m	21	21	21	19	19	19	18	17	16
Other - $m	7	7	7	8	7	6	8	6	6

	108	106	105	99	96	94	91	86	85

Analysis of national calls:
National calling revenue comprised
National - $m	28	28	27	26	26	25	24	24	24
Mobile - $m	45	44	44	40	39	39	36	34	35
National 0800 - $m	7	6	6	6	5	5	5	5	4

	80	78	77	72	70	69	65	63	63

National calling minutes comprised
National (m)	303	304	298	299	298	296	289	291	298
Mobile (m)	120	119	115	111	108	107	102	97	98
National 0800 (m)	14	14	13	13	13	13	12	12	12

	437	437	426	423	419	416	403	400	408

National calling - average revenue per minute
National (cents)	9.24	9.21	9.06	8.70	8.72	8.45	8.30	8.25	8.05
Cellular (cents)	37.50	36.97	38.26	36.04	36.11	36.45	35.29	35.05	35.71
National 0800 (cents)	50.00	42.86	46.15	46.15	38.46	38.46	41.67	41.67	33.33

Analysis of international calls:
International outward revenue - $m	21	21	21	19	19	19	18	17	16
International outward minutes (m)	116	121	114	112	106	111	102	94	93
International outward revenue per minute (cents)	18.10	17.36	18.42	16.96	17.92	17.12	17.65	18.09	17.20

Note - some comparative information has been represented to align with current year presentation

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Retail (continued)

	Q1 FY08 NZ$m	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m
Mobile (Retail & Gen-i)
Mobile revenue:
Voice revenue - $m	127	128	123	118	116	116	111	108	111
Data revenue - $m	57	57	58	56	57	57	55	55	62
Other mobile revenue - $m	25	32	24	25	23	28	19	27	27

	209	217	205	199	196	201	185	190	200

Mobile call minutes (m)	349	361	345	346	355	383	369	388	381
Mobile call minutes per user per month	57	57	53	53	54	56	55	59	56
Mobile call price per minute (cents)	36.39	35.46	35.65	34.10	32.68	30.29	30.08	27.84	29.13

New Zealand average revenue per user (‘ARPU’)
ARPU - $ per month	30.90	29.63	28.10	26.78	26.42	25.85	24.81	24.56	26.30
Postpaid - $ per month	60.80	60.10	57.60	55.80	54.80	54.10	51.52	52.85	54.20
Prepaid - $ per month	10.40	10.00	9.50	8.80	8.70	8.90	8.58	8.67	8.87
Voice - $ per month	21.61	20.86	19.30	18.23	17.84	17.67	16.61	16.54	16.83
Data - $ per month	9.29	8.77	8.80	8.55	8.58	8.18	8.20	8.02	9.47

Number of mobile customers at period end (000) (New Zealand)
Postpaid¹	810	825	825	832	843	854	858	856	861
Prepaid¹	1,206	1,281	1,321	1,334	1,336	1,397	1,381	1,309	1,368
Internal postpaid	9	9	10	10	11	12	13	21	21

Total mobile customers (CDMA & XT)	2,025	2,115	2,156	2,176	2,190	2,263	2,252	2,186	2,250
¹ Customer numbers for Q4 FY09 have been restated

XT Postpaid (000)	—	—	—	—	—	—	—	66	175
XT Prepaid (000)	—	—	—	—	—	—	—	27	67

Total XT customers (000)	—	—	—	—	—	—	—	93	242

Data only devices (000)	54	58	62	67	73	77	83	83	90

Broadband
Broadband revenue - $m	51	57	57	61	62	61	63	65	66
Internet revenue - $m	10	10	7	8	6	6	7	6	5

	61	67	64	69	68	67	70	71	71

Broadband connections (000)	436	444	463	489	489	500	519	531	545
Dial up connections (000)	222	211	199	163	161	151	141	122	114

IT Services Revenue
Procurement - $m	1	2	1	2	1	1	3	1	2
Other - $m	3	3	2	3	3	3	3	3	3

Total IT Services - $m	4	5	3	5	4	4	6	4	5

Other Operating Expenses
Mobile Cost of Sales - $m	53	54	45	50	53	61	38	62	62
IT Services Cost of Sales - $m	1	3	2	2	3	4	4	1	4
Other -$m	67	72	61	67	48	62	48	52	55

	121	129	108	119	104	127	90	115	121

FTE Permanent	2,486	2,439	2,297	2,253	2,213	2,158	2,091	2,064	2,029
FTE Contractors	194	229	183	218	274	175	117	111	153

FTE Total	2,680	2,668	2,480	2,471	2,487	2,333	2,208	2,175	2,182

Note - some comparative information has been represented to align with current year presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Gen i

	Q1 FY08 NZ$m	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m
Adjusted operating revenues and other gains
Local service	34	32	32	32	31	31	30	28	27
Calling	52	50	46	49	48	46	42	44	44
Mobile	50	49	46	48	49	47	43	43	48
Data	95	98	93	96	94	98	96	92	88
Broadband and internet	6	6	6	6	6	7	6	7	7
IT services	92	97	99	134	109	119	102	138	110
Resale	—	1	—	1	—	1	1	—	—
Other operating revenue	23	19	24	33	28	26	23	12	19
Internal revenue	10	11	11	21	16	15	15	18	14

	362	363	357	420	381	390	358	382	357

Adjusted operating expenses
Labour	72	79	75	88	86	86	77	85	84
Intercarrier costs	—	—	—	—	—	3	—	—	—
Other operating expenses	99	94	96	141	115	123	99	131	111
Internal expenses	124	129	126	122	123	123	121	117	122

	295	302	297	351	324	335	297	333	317

Adjusted EBITDA	67	61	60	69	57	55	61	49	40

Telecommunication Solutions
	Q1 FY08 NZ$m	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m
Adjusted operating revenues and other gains
Local service	34	32	32	32	31	31	30	28	27
Calling	52	50	46	49	48	46	42	44	44
Mobile	50	49	46	48	49	47	43	43	48
Data	95	98	93	96	94	98	96	92	88
Broadband and internet	6	6	6	6	6	7	6	7	7
Resale	—	1	—	1	—	1	1	—	—
IT services	4	1	1	1	3	3	3	6	7
Other operating revenue	21	17	20	26	23	22	18	9	16
Internal revenue	10	11	11	11	12	13	10	11	9

	272	265	255	270	266	268	249	240	246

Adjusted operating expenses
Labour	42	46	42	48	50	48	44	49	47
Intercarrier costs	—	—	—	—	—	3	—	—	—
Other operating expenses	40	32	31	43	40	47	31	43	43
Internal expenses	124	129	126	122	123	122	121	116	120

	206	207	199	213	213	220	196	208	210

Adjusted EBITDA	66	58	56	57	53	48	53	32	36

IT solutions
	Q1 FY08 NZ$m	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m
Adjusted operating revenues and other gains
IT services	88	96	98	133	106	116	99	132	103
Other operating revenue	2	2	4	7	5	4	5	3	3
Internal revenue	—	—	—	10	4	2	5	7	5

	90	98	102	150	115	122	109	142	111

Adjusted operating expenses
Labour	30	33	33	40	36	38	33	36	37
Other operating expenses	59	62	65	98	75	76	68	88	68
Internal Expenses	—	—	—	—	—	1	—	1	2

	89	95	98	138	111	115	101	125	107

Adjusted EBITDA	1	3	4	12	4	7	8	17	4
Note - some comparative information has been represented to align with current year presentation

Appendix – Supplemental information and KPIs

Analysis & KPI’s - Gen-i

	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	Q1 FY10
Local Service
Access Lines (000)	100	100	99	99	100	98	94	93	94

Calling
National - $m	43	41	38	39	39	37	36	35	35
International - $m	4	4	4	4	4	3	3	3	4
Other - $m	5	5	4	6	5	6	3	6	5

	52	50	46	49	48	46	42	44	44

Analysis of national calls:
National calling revenue comprised
National - $m	7	6	6	6	6	5	5	5	5
Mobile - $m	20	19	18	18	19	17	17	16	17
National 0800 - $m	16	16	14	15	14	15	14	14	13

	43	41	38	39	39	37	36	35	35

National calling minutes comprised
National (m)	72	70	61	66	72	62	60	66	72
Mobile (m)	76	74	70	74	75	70	66	65	66
National 0800 (m)	132	136	134	133	133	141	145	144	152

	280	280	265	273	280	273	271	275	290

National calling - average revenue per minute
National (cents)	9.72	8.57	9.84	9.09	8.33	8.06	8.33	7.58	6.94
Mobile (cents)	26.32	25.68	25.71	24.32	25.33	24.29	25.76	24.62	25.76
National 0800 (cents)	12.12	11.76	10.45	11.28	10.53	10.64	9.66	9.72	8.55

Analysis of international calls:
International outward revenue - $m	4	4	4	4	4	3	3	3	4
International outward minutes (m)	16	16	16	16	16	15	14	14	14
International outward revenue per minute (cents)	25.00	25.00	25.00	25.00	25.00	20.00	21.43	21.43	28.57

Broadband
Broadband revenue - $m	6	6	6	6	6	7	6	7	7
Broadband connections (000)	19	19	20	20	20	19	19	20	19

IT Services Revenue
Procurement - $m	48	52	53	80	58	63	43	78	50
Professional Services - $m	7	9	9	13	8	10	8	10	9
Managed Services - $m	37	36	37	41	43	46	51	50	51

Total IT Services - $m	92	97	99	134	109	119	102	138	110

Other Operating Expenses
Mobile Cost of Sales - $m	17	16	17	20	20	17	14	21	22
IT Services Cost of Sales - $m	54	56	60	92	66	70	61	82	64
Other - $m	28	22	19	29	29	36	24	28	25

	99	94	96	141	115	123	99	131	111

FTE Permanent - Telco	1,112	1,157	1,163	1,177	1,154	1,193	1,231	1,222	1,196
FTE Permanent - IT Solutions	1,334	1,453	1,499	1,545	1,478	1,546	1,596	1,597	1,566

Total FTE Permanent	2,446	2,610	2,662	2,722	2,632	2,739	2,827	2,819	2,762

FTE Contractors - Telco	189	151	133	111	122	98	70	60	57
FTE Contractors - IT Solutions	317	380	386	276	275	179	145	120	135

Total FTE Contractors	506	531	519	387	397	277	215	180	192

FTE Total	2,952	3,141	3,181	3,109	3,029	3,016	3,042	2,999	2,954

Note - some comparative information has been represented to align with current year presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - AAPT

	Q1 FY08 NZ$m	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m	Q1 FY08 A$m	Q2 FY08 A$m	Q3 FY08 A$m	Q4 FY08 A$m	Q1 FY09 A$m	Q2 FY09 A$m	Q3 FY09 A$m	Q4 FY09 A$m	Q1 FY10 A$m

Adjusted operating revenues and other gains
Local service	5	6	6	9	9	6	8	8	9	5	5	5	7	7	6	5	6	7
Calling	100	107	97	91	94	82	93	79	71	89	91	85	77	75	70	73	64	58
Interconnection	10	10	9	11	12	12	11	12	11	9	8	9	8	10	10	9	8	8
Mobile	13	11	10	11	10	10	10	10	10	10	10	10	9	8	8	9	8	7
Data	40	39	37	37	40	40	40	42	41	36	33	32	31	32	33	32	33	34
Broadband and internet	48	49	49	49	52	49	52	47	45	43	42	42	42	41	42	41	39	36
Resale	93	97	88	90	92	80	80	79	74	82	84	76	76	73	68	65	62	59
Other operating revenue	5	5	13	9	7	5	5	7	3	4	5	11	7	5	5	5	4	3
Internal revenue	28	27	28	29	28	26	28	27	28	24	24	24	24	22	22	23	21	23
Other gains	7	—	—	—	—	—	—	—	—	7	—	—	—	—	—	—	—	—

	349	351	337	336	344	310	327	311	292	309	302	294	281	273	264	262	245	235

Adjusted operating expenses
Labour	46	49	48	51	55	44	45	45	44	40	42	43	41	43	36	36	35	36
Intercarrier costs	198	205	196	187	196	171	183	167	152	175	176	168	158	156	145	145	135	122
Other operating expenses	46	54	44	43	49	41	42	44	39	44	44	41	39	39	38	34	31	34
Internal expenses	24	21	22	24	21	26	28	21	19	19	19	20	18	17	21	21	17	14

	314	329	310	305	321	282	298	277	254	278	281	272	256	255	240	236	218	206

Adjusted EBITDA	35	22	27	31	23	28	29	34	38	31	21	22	25	18	24	26	27	29

Note - some comparative information has been represented to align with current year presentation

Analysis & KPI’ s - AAPT

Local Service
Consumer access Lines (000)	361	347	337	309	302	283	263	247	234

Calling
National - A$m	72	73	69	63	62	55	56	52	49
International - A$m	17	18	16	14	13	15	17	12	9

	89	91	85	77	75	70	73	64	58

Broadband
Broadband revenue - A$m	42	35	38	34	33	34	33	32	29
Internet revenue - A$m	1	7	4	8	8	8	8	7	7

	43	42	42	42	41	42	41	39	36

Consumer broadband connections (000)	177	177	166	157	151	142	134	127	122

Other operating expenses - A$m	44	44	41	39	39	38	34	31	34

	44	44	41	39	39	38	34	31	34

FTE Permanent	1,352	1,387	1,408	1,361	1,332	1,331	1,265	1,226	1,186
FTE Contractors	227	146	100	106	106	93	75	63	54

FTE Total	1,579	1,533	1,508	1,467	1,438	1,424	1,340	1,289	1,240

Note - some comparative information has been represented to align with current year presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - T&SS

	Q1 FY08 NZ$m	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m
Adjusted operating revenues and other gains
Other operating revenue	1	2	1	2	2	2	1	2	3
Internal revenue	148	153	150	133	154	152	154	141	160

	149	155	151	135	156	154	155	143	163

Adjusted operating expenses
Labour	24	26	25	22	25	25	22	22	25
Other operating expenses	78	83	77	60	78	75	77	60	81
Internal expenses	47	46	49	53	53	55	55	61	56

	149	155	151	135	156	155	154	143	162

Adjusted EBITDA	—	—	—	—	—	(1)	1	—	1

Note - some comparative information has been represented to align with current year presentation

Analysis & KPI’s - T&SS
FTE Permanent	1,441	1,480	1,509	1,500	1,473	1,471	1,483	1,505	1,527
FTE Contractors	204	189	191	196	206	164	157	134	157

FTE Total	1,645	1,669	1,700	1,696	1,679	1,635	1,640	1,639	1,684

Note - some comparative information has been represented to align with current year presentation

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit - Corporate

	Q1 FY08 NZ$m	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m
Adjusted operating revenues and other gains
Other operating revenue	31	26	18	43	49	6	45	7	45
Internal revenue	24	22	21	24	19	21	24	29	23

	55	48	39	67	68	27	69	36	68
Adjusted operating expenses
Labour	11	19	17	18	13	12	12	16	15
Other operating expenses	21	21	16	26	12	14	29	25	13
Internal expenses	4	2	2	10	9	3	6	6	12

	36	42	35	54	34	29	47	47	40

Adjusted EBITDA	19	6	4	13	34	(2)	22	(11)	28

Note - some comparative information has been represented to align with current year presentation

Analysis & KPI’s - Corporate
Southern Cross Dividends - $m	24	20	11	34	39	—	40	—	35

FTE Permanent	180	176	174	178	174	162	192	204	190
FTE Contractors	8	12	14	16	12	12	8	2	6

FTE Total	188	188	188	194	186	174	200	206	196

Note - some comparative information has been represented to align with current year presentation

Appendix – Supplemental information and KPIs

Telecom Group

Capex Summary

	Q1 FY08 NZ$m	Q2 FY08 NZ$m	Q3 FY08 NZ$m	Q4 FY08 NZ$m	Q1 FY09 NZ$m	Q2 FY09 NZ$m	Q3 FY09 NZ$m	Q4 FY09 NZ$m	Q1 FY10 NZ$m
Transformation and regulation
XT mobile network	2	20	64	68	89	71	95	60	12
FTTN	—	—	1	10	28	34	30	34	39
FNT	12	9	12	11	48	35	26	41	18
NGT Retail	4	3	3	10	4	8	9	33	14
Separation	6	7	10	22	23	23	27	51	45
Other Regulatory	5	7	4	6	3	3	3	2	2

Total transformation and regulation	29	46	94	127	195	174	190	221	130

Business sustaining
IT systems	27	27	21	40	16	14	16	20	7
Gen-i	24	25	26	54	30	23	11	15	11
AAPT	22	14	15	40	23	20	17	30	10
Southern Cross capacity	16	—	—	—	19	—	25	—	33
Network maintenance and growth	79	76	45	77	49	48	46	58	45
New products and services	5	4	7	2	2	3	1	—	4
Other business sustaining	7	10	9	15	6	12	10	21	8

Total business and sustaining	180	156	123	228	145	120	126	144	118

Total Group	209	202	217	355	340	294	316	365	248

Capital expenditure is presented on an accruals basis